Exhibit 99.1

PIEDMONT LITHIUM LIMITED
2019 ANNUAL REPORT

NORTH CAROLINA

ANNUAL REPORT 2019

Piedmont Lithium Limited
ABN 50 002 664 495

CORPORATE DIRECTORY
DIRECTORS:

Mr Ian Middlemas – Chairman
Mr Keith Phillips – President & CEO
Mr Anastasios Arima – Executive Director
Mr Jeffrey Armstrong – Non-Executive Director
Mr Jorge Beristain – Non-Executive Director
Mr Levi Mochkin – Non-Executive Director

COMPANY SECRETARY:

Mr Gregory Swan

OFFICES:

New York Office:
28 West 44th Street, Suite 810
New York, NY 10036
UNITED STATES

North Carolina Office:
32 North Main Street, Suite 100
Belmont, NC 28012
UNITED STATES

Registered Office:
Level 9, 28 The Esplanade
Perth WA 6000
AUSTRALIA

WEBSITE:

www.piedmontlithium.com

STOCK EXCHANGE LISTINGS:

Nasdaq Capital Market (NASDAQ: PLL)
Australian Securities Exchange (ASX: PLL)

SHARE REGISTRY:

Computershare Investor Services Pty Ltd
Level 11, 172 St Georges Terrace
Perth WA 6000
AUSTRALIA
Tel: +61 8 9323 2000

LAWYERS:

United States:
Gibson Dunn
Johnston, Allison & Hord Attorneys

Australia:
DLA Piper Australia

BANKERS:

United States:
The Bank of New York Mellon Corporation
PNC Financial Services Group, Inc.

Australia:
Australia and New Zealand Banking Group Limited

AUDITOR:

Deloitte Touche Tohmatsu

DIRECTORS’ REPORT
The Directors of Piedmont Lithium Limited present their report on the Consolidated Entity consisting of Piedmont Lithium Limited (“Company” or “Piedmont”) and the entities it controlled at the end of, or during, the year ended June 30, 2019 (“Consolidated Entity” or “Group”).
OPERATING AND FINANCIAL REVIEW
Operations
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favourable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Piedmont, through its 100% owned U.S. subsidiary, Piedmont Lithium Inc., has entered into exclusive option and land acquisition agreements with local landowners which, upon exercise, allow the Company to purchase (or in some cases long-term lease) approximately 2,207 acres of surface property and the associated mineral rights.  The Company also controls a 60-acre parcel in Kings Mountain, North Carolina, for the site of the Company’s planned Chemical Plant, after signing an extension to the purchase agreement in May 2019.
Figure 1: Piedmont Lithium Project located within the TSB

Piedmont Lithium Limited ANNUAL REPORT 2019	1

DIRECTORS’ REPORT
(Continued)
OPERATING AND FINANCIAL REVIEW (continued)
Highlights
Highlights during and subsequent to the end of the year were as follows:
(a)	Completed an updated Scoping Study for the Project, which was managed by independent consultants, Primero Group Limited, and delivered outstanding results including:
(i)	a 25-year mine life and compelling economics including an NPV of US$1.45 billion and an after-tax IRR of 34%, due to attractive capital and operating costs;
(ii)	a chemical plant producing 22,700tpa of lithium hydroxide supported by an open pit mine and concentrator producing 160,000tpa of 6% spodumene concentrate; and
(iii)	by-product quartz (86,000tpa), feldspar (125,000tpa), and mica (13,000tpa) providing credits to the cost of lithium production;
(b)	Increased total Mineral Resources for the Piedmont Lithium Project (“Project”) by 72% to 27.9 million tonnes (“Mt”) at a grade of 1.11% Li2O following:
(i)	an updated Mineral Resource estimate for the Company’s Core property, increasing the Core property Mineral Resources to 25.1 Mt at a grade of 1.09% Li2O; and
(ii)	an initial Mineral Resource estimate for the Company’s Central property, located approximately one mile south of the Core property, of 2.8 Mt at a grade of 1.34% Li2O;
(c)	Demonstrated that 74% of the Mineral Resources located at the Core property are within 100 metres of surface, and that 97% of the Mineral Resources at Core are located within 150 metres of surface;
(d)
Completed mineralogical analysis on samples of mineralized pegmatites and composite samples from the Project demonstrating that lithium occurs almost exclusively within spodumene in the Project’s ore body;

(e)
Completed PFS-level metallurgical test work demonstrating high quality spodumene concentrate product with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities from representative samples using a combination of Dense Medium Separation (“DMS”) and flotation technology;

(f)	Continued the 25,000-meter Phase 4 drill program, where a total of 94 holes have been completed to date for a total of 15,738 meters;
(g)
Completed Mineral Resource estimates and bench-scale metallurgical testwork for by-product quartz, feldspar and mica as by-products of spodumene concentrate from the Project. The Mineral Resource estimates were prepared by independent consultants, CSA Global Pty Ltd;

(h)
Increased overall land position of the Project by 60% to 2,207 acres. The Company’s Core property now comprises 1,004 acres, representing an 86% increase from the Core property land position underlying the maiden Mineral Resource estimate;

(i)
Submitted key permit applications for the Project, including a Section 404 Standard Individual Permit application to the US Army Corps of Engineers (“USACE”) and a Section 401 Individual Water Quality Certification to the North Carolina Division of Water Resources (“NCDWR”);

(j)	Completed initial exploratory drilling on the Company’s new Sunnyside and Central properties in the Carolina TSB, which returned encouraging results, including the Project’s widest intercept to-date;
(k)	Continued numerous preliminary off-take, financing and strategic conversations, including companies from the lithium, mining, chemicals, battery, automotive and private equity sectors;
(l)	In February 2019, completed a private placement of 111 million shares at an issue price of A$0.11 per share to raise gross proceeds of A$12.2 million; and
(m)
After year end, in July 2019, completed an institutional placement of 145 million shares at A$0.145 per share to raise gross proceeds of A$21 million, led by cornerstone investor, Fidelity International (“Fidelity”) and the Company’s largest shareholder, AustralianSuper.

OPERATING AND FINANCIAL REVIEW (continued)
Expanded Scoping Study
Subsequent to the end of the year, the Company announced the results of its updated Scoping Study (“Scoping Study”) for its vertically integrated Piedmont Lithium Project located within the Carolina TSB in North Carolina, USA. This updated Scoping Study incorporates the expanded Mineral Resource update published in June 2019 which has extended the overall project life to 25 years.
The Project includes a lithium hydroxide chemical plant (“Chemical Plant”) supplied with spodumene concentrate from an open pit mine and concentrator (“Mine” or “Mine/Concentrator”).  The Project has compelling projected economics due to attractive capital and operating costs, long mine life, significant by-product credits, short transportation distances, minimal royalties and low corporate income taxes.
The Scoping Study includes a steady-state 22,700 tonnes per year (“t/y”) lithium hydroxide (“LiOH”) Chemical Plant supported by a Mine/Concentrator producing 160,000t/y of 6% Li2O spodumene concentrate (“Concentrate” or “SC6.0”).  By-products quartz, feldspar, and mica will provide credits to the cost of lithium production.
Highlights of the Scoping Study are as follows:
•	Integrated project to produce 22,700t/y of LiOH;
•	25-year project life with 2 years of concentrate-only sales and 23 years of integrated operations;
•	More than 100% increase in life-of-project LiOH production compared with prior studies;
•	1st quartile operating costs:
o	Lithium hydroxide cash costs of US$3,105/t (AISC of US$3,565/t);
o	Spodumene concentrate cash costs of US$199/t (AISC of US$238/t);
•	Exceptional project economics:
o	NPV8% of US$1.45B;
o	After-tax IRR of 34%;
•	Steady-state annual average EBITDA of US$298M;
•	Mine/Concentrator engineering and metallurgical testwork completed to PFS-level; and
•	Conventional technology selection in all project aspects.
Figure 2: Lithium Hydroxide 2028 Cost Curve (Source – Roskill Lithium Cost Service)

Piedmont Lithium Limited ANNUAL REPORT 2019	3

DIRECTORS’ REPORT
(Continued)
OPERATING AND FINANCIAL REVIEW (continued)
Expanded Scoping Study (continued)
First-Quartile Operating Costs
The integrated Piedmont project is projected to have an average life of project all-in sustaining cost (“AISC”) of approximately $3,565/t, including royalties and net of by-product credits, positioning Piedmont as the industry’s lowest-cost producer as reflected in the 2028 lithium hydroxide cost curve1 (see Figure 2).
Comparison to Prior Studies
In comparison to the prior Scoping Study published in September 2018, every year of additional project life is a year of ‘integrated operation’, resulting in higher levels of cash flow than in the early ‘concentrate only’ years.
Life-of-project LiOH production has thus more than doubled vs. the prior study, and EBITDA and NPV have correspondingly increased significantly.  The project IRR has declined largely due to a more conservative assumption about the timing of initial capital spending and production ramp-up at the Mine/Concentrator.
Operating costs have remained in the first quartile after detailed scrutiny at a PFS-level, while capital expenditures at the Mine/Concentrator have increased by ~$38M to reflect the increased scale of the Company’s land position and more rigorous assessment of the Project’s infrastructure requirements.
Table 1: Updated Scoping Study Comparative Results	Unit	2019 Study	2018 Study	% Change
Mineral Resource Estimate	Mt	27.9Mt @ 1.11% Li2O	16.2Mt @ 1.12% Li2O	72%
Project Life	years	25	13	92%
LOM Lithium Hydroxide Produced	kt	489	216	126%
LOM Spodumene Concentrate Produced	kt	3,810	1,960	94%
After-Tax Net Present Value (NPV8)	US$M	$1,447	$888	63%
Average Steady State EBITDA	US$M/y	$298	$235	27%
Internal Rate of Return (IRR)%		34	46	-26%
Initial Capex – Integrated Project	US$M	512	470	9%
Lithium Hydroxide Cash Costs	US$/t	3,105	3,112	-
Scoping Study Results
The Scoping Study is based on the updated Mineral Resource Estimate for the Piedmont Lithium Project reported in June 2019, of 27.9Mt at a grade of 1.11% Li2O and the By-Product Mineral Resource Estimates comprising 7.4Mt of quartz, 11.1Mt of feldspar and 1.1Mt of mica reported in July 2019.
The Scoping Study contemplates a 25-year project life, with the downstream lithium hydroxide chemical plant commencing in year 3 of mining operations.  The ramp up period for Chemical Plant operations is estimated to achieve nameplate capacity after a 3 year ramp up period.  The mining production target is approximately 25.6Mt at an average run of mine grade of 1.11% Li2O (undiluted) over the 25-year project life.

1 AISC includes all direct and indirect operating costs including feedstock costs (internal AISC or external supply), refining, on-site G&A costs and selling expenses. It does not include costs associated with corporate-level G&A

OPERATING AND FINANCIAL REVIEW (continued)
Expanded Scoping Study (continued)
Scoping Study Results (Continued)
The following table provides a summary of production and cost figures for the integrated project.

Table 2: Piedmont Lithium Project – LOM Integrated Project	Unit	Estimated Value
PHYSICAL – MINE/CONCENTRATOR
Mine life	years	25
Steady-state annual spodumene concentrate production	t/y	160,000
LOM spodumene concentrate production	t	3,805,000
LOM quartz by-product production	t	1,920,000
LOM feldspar by-product production	t	2,795,000
LOM mica by-product production	t	275,000
LOM feed grade (excluding dilution)%		1.11
LOM average concentrate grade	%	6.0
LOM average process recovery	%	85
LOM average strip ratio	waste:ore	10.4:1
PHYSICAL – LITHIUM CHEMICAL PLANT
Steady-state annual lithium hydroxide production	t/y	22,700
LOM lithium hydroxide production	t	489,000
LOM concentrate supplied from Piedmont mining operations	t	3,100,000
Chemical Plant life	years	23
Commencement of lithium hydroxide chemical production	year	3
OPERATING AND CAPITAL COSTS – INTEGRATED PROJECT
Average LiOH production cash costs using self-supplied concentrate	US$/t	$3,105
Mine/Concentrator – Direct development capital	US$M	$106.2
Mine/Concentrator – Owner’s costs	US$M	$11.3
Mine/Concentrator – Land acquisition costs	US$M	$28.3
Mine/Concentrator – Contingency	US$M	$22.1
Mine/Concentrator – Sustaining and deferred capital	US$M	$147.9
Mine/Concentrator – Working Capital	US$M	$20.0
Chemical Plant - Direct development capital	US$M	$252.6
Chemical Plant – Owner’s costs	US$M	$12.1
Chemical Plant – Contingency	US$M	$79.4
Chemical Plant – Sustaining and deferred capital	US$M	$86.5
FINANCIAL PERFORMANCE – INTEGRATED PROJECT – LIFE OF PROJECT
Annual steady state EBITDA	US$M/y	$240-$340
Annual steady state after-tax cash flow	US$M/y	$195-$260
Net operating cash flow after tax	US$M	$5,370
Free cash flow after capital costs	US$M	$4,630
After tax Net Present Value (NPV) @ 8% discount rate	US$M	$1,447
After tax Internal Rate of Return (IRR)%		34

Piedmont Lithium Limited ANNUAL REPORT 2019	5

DIRECTORS’ REPORT
(Continued)
OPERATING AND FINANCIAL REVIEW (continued)
Expanded Mineral Resource Estimate
In June 2019 the Company announced an updated Mineral Resource Estimate prepared by independent consultants CSA Global Pty Ltd (“CSA Global”) in accordance with JORC Code (2012 Edition).  The total Mineral Resources for the Project are 27.9Mt grading at 1.11% Li2O.
Table 3: Project Wide Mineral Resource Estimate for the Piedmont Lithium Project (0.4% cut-off)
Resource Category	Core property		Central property		Total
	Tonnes (Mt)	Grade (Li2O%)	Tonnes (Mt)	Grade (Li2O%)	Tonnes (Mt)	Grade (Li2O%)	Li2O (t)	LCE (t)
Indicated	12.5	1.13	1.41	1.38	13.9	1.16	161,000	398,000
Inferred	12.6	1.04	1.39	1.29	14.0	1.06	148,000	366,000
Total	25.1	1.09	2.80	1.34	27.9	1.11	309,000	764,000
In July 2019 the Company announced updated Mineral Resource Estimates for by-products quartz, feldspar and mica.  The by-product Mineral Resource estimates have been prepared by independent consultants, CSA Global and are reported in accordance with the JORC Code (2012 Edition).  The economic extraction of by-product minerals is contingent on the economic extraction of lithium mineral resources at the project. Accordingly, the by-product Mineral Resource Estimates are reported at a 0.4% Li2O cut-off grade, consistent with the lithium MRE for the Project.
Table 4: Mineral Resource Estimates – Piedmont Lithium Project Core Property
Category	Tonnes (Mt)	Li2O		Quartz		Feldspar		Mica
		Grade (%)	Tonnes (t)	Grade (%)	Tonnes (Mt)	Grade (%)	Tonnes (Mt)	Grade (%)	Tonnes (Mt)
Indicated	12.5	1.13	141,000	30.0	3.75	44.4	5.55	4.5	0.56
Inferred	12.6	1.04	131,000	28.7	3.61	44.4	5.58	4.4	0.56
Total	25.1	1.09	272,000	29.3	7.36	44.4	11.13	4.5	1.12
Corporate
During the year, the Group increased the Project’s lithium mineral rights to approximately 2,207 acres within the Carolina Tin-Spodumene Belt, through additional land option and acquisition agreements signed with local landowners.
During the year, the Group completed a private placement of 111 million shares at an issue price of A$0.11 per share to raise gross proceeds of A$12.2 million (US$8.6 million). Proceeds were used for drilling to expand and upgrade the resource base at the Project, as well as for permit applications, metallurgical testwork, additional engineering studies, and ongoing land consolidation.
Subsequent to the end of the year, the Group completed an institutional placement of 145 million shares at an issue price of A$0.145 per share to institutional investors to raise gross proceeds of A$21.0 million (approximately US$14.5 million). The placement was led by cornerstone investor, Fidelity International (“Fidelity”), a global asset manager, and the Company’s largest shareholder, AustralianSuper, the largest industry super fund in Australia. Proceeds from the Placement will provide funding for the Company to continue exploration and development of the Project.
Piedmont has been engaged in numerous preliminary off-take, financing and strategic conversations over the past several months. Interested parties are of a global nature, and include companies from the lithium, mining, chemicals, battery, automotive and private equity sectors. Piedmont expects to appoint financial and legal advisors in the second half of 2019 to assist in the evaluation of strategic and financing options, but we do not plan to report on such matters until there is more clarity on the ultimate outcome.

OPERATING AND FINANCIAL REVIEW (continued)
Results of Operations
The Group’s net loss after tax for the year ended June 30, 2019 was US$9.8 million (2018: US$10.0 million). This loss is partly attributable to:
(a)
exploration and evaluation expense of US$7.1 million (2018: US$6.0 million), which is attributable to the Group’s accounting policy of expensing exploration and evaluation expenditure (other than expenditures incurred in the acquisition of the rights to explore, including option payments to landowners) incurred by the Group in the period subsequent to the acquisition of the rights to explore and up to the successful completion of definitive feasibility studies for each separate area of interest; and

(b)
non-cash share-based payment expense of US$0.4 million (2018: US$1.2 million) which is attributable to expensing the value (estimated using an option pricing model) of incentive options granted to key employees, consultants and advisors, as required under AASB 2. The value is measured at grant date and recognised over the period during which the option holders become unconditionally entitled to the options.

Loss Per Share
The basic and diluted loss per share for year ended June 30, 2019 was US$0.02 per share (2018: US$0.02).
Dividends
No dividends were paid or declared since the start of the financial year. No recommendation for payment of dividends has been made.
Financial Position
At June 30, 2019, the Company had cash reserves of approximately US$4.4 million (2018: US$7.2 million) and no debt, placing the Company in a good position to conduct its current exploration and development activities.
Subsequent to the end of the year, the Group completed an institutional placement of 145 million shares at an issue price of A$0.145 per share to institutional investors to raise gross proceeds of A$21.0 million (approximately US$14.5 million). Proceeds from the Placement will provide funding for the Company to continue exploration and development of the Project.
At June 30, 2019, the Company had net assets of approximately US$4.6 million (2018: US$6.1 million), a decrease of 23% compared with the previous year. This is largely attributable to the Company’s net loss after tax of US$9.5 million, offset by the capital raising during the year which raised net proceeds of US$8.3 million.

Figure 3: U.S. Congressman Patrick McHenry, centre, looks over Piedmont core samples with Patrick Brindle, VP & Project Manager, left, and Lee Beasley, Senior Geologist, right

Piedmont Lithium Limited ANNUAL REPORT 2019	7

DIRECTORS’ REPORT
(Continued)
OPERATING AND FINANCIAL REVIEW (continued)
Business Strategies and Prospects for Future Financial Years
The objective of the Group is to create long-term shareholder value through the discovery, development and acquisition of technically and economically viable mineral deposits.
To date, the Group has not commenced production of any minerals, nor has it identified any Ore Reserves in accordance with the JORC Code. To achieve its objective, the Group currently has the following business strategies and prospects over the medium to long term:
•	Continue the 25,000-meter Phase 4 drill program on the Project’s Core property and other properties;
•	Continue to expand the Company’s land position in the TSB;
•	Secure the necessary permits and approvals to commence mining and processing operations at the Project;
•	Complete further metallurgical studies for the production of LiOH from Piedmont’s spodumene concentrate;
•	Accelerate the development of the Company’s proposed lithium hydroxide chemical plant;
•	Commence a detailed market study of the important US quartz, feldspar and mica markets; and
•	Formalize our dialogue with a number of prospective strategic, technical and offtake partners.
All of these activities are inherently risky and the Board is unable to provide certainty of the expected results of these activities, or that any or all of these likely developments will be achieved.
The material business risks faced by the Group that could have an effect on the Group’s future prospects, and how the Group manages these risks, include:
•
The Company’s exploration properties may never be brought into production – The exploration for, and development of, mineral deposits involves a high degree of risk. Few properties which are explored are ultimately developed into producing mines. To mitigate this risk, the Company will undertake systematic and staged exploration and testing programs on its mineral properties and, subject to the results of these exploration programs, the Company will then progressively undertake a number of technical and economic studies with respect to its projects prior to making a decision to mine. However there can be no guarantee that the studies will confirm the technical and economic viability of the Company’s mineral properties or that the properties will be successfully brought into production;

•
The Company’s activities will require further capital – The exploration and any development of the Company’s exploration properties will require substantial additional financing.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration and any development of the Company’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;

•
The Company may be adversely affected by fluctuations in lithium prices – The price of lithium fluctuates widely and is affected by numerous factors beyond the control of the Group. Future production, if any, from the Group’s mineral properties will be dependent upon the price of lithium being adequate to make these properties economic. The Group currently does not engage in any hedging or derivative transactions to manage commodity price risk. As the Group’s operations change, this policy will be reviewed periodically going forward;

•
The Company may be adversely affected by competition within the lithium industry – The Group competes with other domestic and international lithium companies, some of whom have larger financial and operating resources. Competition may also arise from alternative materials and the development of new products. Increased competition could lead to higher supply or lower overall pricing. There can be no assurance that the Company will not be materially impacted by increased competition. In addition, the Group is continuing to secure additional surface and mineral rights, however there can be no guarantee that the Group will secure additional surface and mineral rights which could impact on the results of the Group’s operations; and

•
Global financial conditions may adversely affect the Company’s growth and profitability – Many industries, including the mineral resource industry, are impacted by these market conditions. Some of the key impacts include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, and foreign exchange markets, and a lack of market liquidity. Due to the current nature of the Group’s activities, a slowdown in the financial markets or other economic conditions may adversely affect the Group’s growth and ability to finance its activities.

DIRECTORS
The names and details of the Group’s directors in office at any time during the financial year or since the end of the financial year are:

Mr Ian Middlemas	Chairman
Mr Keith Phillips	Managing Director, President & Chief Executive Officer
Mr Anastasios Arima	Executive Director
Mr Jeffrey Armstrong	Non-Executive Director (appointed August 1, 2018)
Mr Jorge Beristain	Non-Executive Director
Mr Levi Mochkin	Non-Executive Director
Mr Mark Pearce	Non-Executive Director (resigned August 1, 2018)

Unless otherwise stated, Directors held their office from July 1, 2018 until the date of this report.
CURRENT DIRECTORS AND OFFICERS
Mr Ian Middlemas  B.Com, CA
Chairman
Mr Middlemas is a Chartered Accountant, a member of the Financial Services Institute of Australasia and holds a Bachelor of Commerce degree.  He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately 10 years.  He has had extensive corporate and management experience, and is currently a director with a number of publicly listed companies in the resources sector.
Mr Middlemas was appointed a Director of the Company on September 14, 2009.  During the three year period to the end of the financial year, Mr Middlemas has held directorships in Constellation Resources Limited (November 2017 – present), Apollo Minerals Limited (July 2016 – present), Paringa Resources Limited (October 2013 – present), Berkeley Energia Limited (April 2012 – present), Prairie Mining Limited (August 2011 – present), Salt Lake Potash Limited (January 2010 – present), Equatorial Resources Limited (November 2009 – present), Sovereign Metals Limited (July 2006 – present), Odyssey Energy Limited (September 2005 – present), Cradle Resources Limited (May 2016 – July 2019) and Syntonic Limited (April 2010 – June 2017).
Mr Keith Phillips  H.B.Com, MBA
Managing Director, President & Chief Executive Officer
Mr Phillips joined Piedmont on July 10, 2017 after a 30-year career on Wall Street during which he has worked on strategic and financing transactions representing over US$100 billion in aggregate value. Mr Phillips was most recently a Senior Advisor with merchant banker Maxit Capital, after leading the mining investment banking teams for Merrill Lynch, Bear Stearns, JPMorgan and Dahlman Rose.
Mr Phillips has worked with numerous mining companies, including many established global leaders, and has dedicated most of the past decade to advising exploration and development-stage companies in achieving their strategic objectives, with a particular focus on obtaining relevance in the United States capital markets. Mr Phillips received his Master of Business Administration from The University of Chicago and a Bachelor of Commerce from Laurentian University in Canada.

Mr Phillips was appointed a Director of the Company on July 10, 2017. During the three-year period to the end of the financial year, Mr Phillips has not held any other directorships in listed companies.

Piedmont Lithium Limited ANNUAL REPORT 2019	9

DIRECTORS’ REPORT
(Continued)
CURRENT DIRECTORS AND OFFICERS (Continued)
Mr Anastasios (Taso) Arima
Executive Director
Mr Arima is a resource company executive with a strong history of identifying company-making resource projects. He has extensive experience in the formation and development of resource projects in North America. Mr Arima was formerly Executive Director of Paringa Resources Ltd which is developing a coal project in the U.S., Executive Director of Coalspur Mines Ltd, which is developing a coal project in Canada, and Executive Director of Prairie Mining Ltd, which is developing a coal project in Poland. Mr Arima was instrumental in the identification and acquisition of Paringa’s and Coalspur’s projects, as well as the corporate strategy and marketing of the companies. Mr Arima began his career as a resources analyst for a Perth based boutique investment banking firm where he specialised in assessing the technical and financial aspects of resource companies and their projects. He has previously worked in the hydrocarbon division at Worley Parsons Limited. He attended the University of Western Australia where he studied a Bachelor of Commerce and a Bachelor of Engineering.
Mr Arima was appointed a Director of the Company on October 1, 2016. During the three-year period to the end of the financial year, Mr Arima held a directorship in Paringa Resources Limited (October 2013 – June 2017).
Mr Jeffrey Armstrong  B.S., MBA
Non-Executive Director
Mr Armstrong resides in Charlotte, North Carolina where he is actively engaged in the community and has extensive relationships with major corporations and entrepreneurs alike. He serves as CEO and Managing Partner of North Inlet Advisors, LLC, a firm providing strategic and financial advice to companies on capital formation, mergers, acquisitions, divestitures, restructurings, and other corporate transactions. Mr Armstrong was previously a senior leader in what is now Wells Fargo’s Investment Bank for nearly a decade, where his leadership roles included the Head of Corporate Finance, Mergers and Acquisitions, Private Equity Coverage and Leveraged Capital groups. Mr Armstrong also worked as an investment banker for Citigroup from 1994 to 1999, and for Morgan Stanley from 1987 to 1994. Mr Armstrong graduated from the University of Virginia with a B.S. in finance and marketing from the McIntire School of Commerce and an MBA from the Darden School of Business.
Mr Armstrong was appointed a Director of the Company on August 1, 2018.  During the three-year period to the end of the financial year, Mr Armstrong has not held any other directorships in listed companies.
Mr Jorge Beristain  B.Com, CFA
Non-Executive Director
Mr Beristain recently retired as Managing Director and Head of Deutsche Bank’s Americas Metals & Mining equity research, where he was consistently ranked by institutional investors as one of the top analysts in the United States. During his over 20-year career on Wall Street, Mr Beristain has lived and worked in the United States, Latin America and Canada and has visited hundreds of industrial companies worldwide. He is a proven strategic thinker with extensive international experience in the valuation of mining projects and metals operations and downstream metal uses. Mr Beristain holds a Bachelor of Commerce degree from the University of Alberta and is a Chartered Financial Analyst.
Mr Beristain was appointed a Director of the Company on May 7, 2018.  During the three-year period to the end of the financial year, Mr Beristain has not held any other directorships in listed companies.
Mr Levi Mochkin
Non-Executive Director
Mr Mochkin is a key member of the Ledger Holdings Pty Ltd Group (the Ledger Group), located in Melbourne, Australia and has been in the resources sector for over 28 years advising companies, identifying projects and raising capital of over A$800 million for mining projects.
Mr Mochkin was appointed a Director on April 3, 2006. During the three-year period to the end of the financial year, Mr Mochkin has not held any other directorships in listed companies.

CURRENT DIRECTORS AND OFFICERS (Continued)
Mr Gregory Swan  BCom, CA, FCIS, FFin
Company Secretary
Mr Swan is a Chartered Accountant and Chartered Secretary and is currently Company Secretary and Chief Financial Officer for several listed companies that operate in the resources sector. He commenced his career at a large international Chartered Accounting firm and has since been involved with a number of exploration and development companies, including Mantra Resources Limited, Papillon Resources Limited and Paringa Resources Limited.
Mr Swan was appointed Company Secretary of the Company on October 31, 2012.
FORMER DIRECTORS
Mark Pearce  B.Bus, CA, FCIS, FFin
Non-Executive Director
Mr Pearce is a Chartered Accountant and is currently a director of several listed companies that operate in the resources sector.  He has had considerable experience in the formation and development of listed resource companies. Mr Pearce is also a Fellow of the Institute of Chartered Secretaries and a Fellow of the Financial Services Institute of Australasia.
Mr Pearce was appointed a Director of the Company on September 14, 2009.  During the three year period to the end of the financial year, Mr Pearce has held directorships in Constellation Resources Limited (July 2016 – present), Apollo Minerals Limited (July 2016 – present), Salt Lake Potash Limited (August 2014 – present), Prairie Mining Limited (August 2011 – present), Equatorial Resources Limited (November 2009 – present), Sovereign Metals Limited (July 2006 – present), Odyssey Energy Limited (September 2005 – present) and Syntonic Limited (April 2010 – October 2016).
Mr Pearce resigned as a Director of the Company on August 1, 2018.
PRINCIPAL ACTIVITIES
The principal activities of the Group during the year consisted of the exploration and development of resource projects.
ENVIRONMENTAL REGULATION AND PERFORMANCE
The Consolidated Entity’s operations are subject to various environmental laws and regulations under the relevant government’s legislation. Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve. Instances of environmental non-compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities. There have been no known breaches by the Consolidated Entity during the financial year.
SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS
Significant changes in the state of affairs of the Consolidated Entity during the financial year were as follows:
(a)	On July 5, 2018, the Company announced that it had acquired a 60-acre property in Kings Mountain, North Carolina as the proposed site for the Company’s future lithium chemical plant;
(b)
On July 17, 2018, the Company announced that it had completed a bench-scale metallurgical testwork program to produce consistent high-grade spodumene concentrates (Li2O greater than 6.0%) with low iron content (Fe2O3 less than 1%);

(c)
On July 19, 2018, the Company announced the results of a Scoping Study for the Project, which demonstrated compelling economics of the prospective integrated Project, highlighted by low operating costs, high after-tax margins and strong free cash flow;

Piedmont Lithium Limited ANNUAL REPORT 2019	11

DIRECTORS’ REPORT
(Continued)
SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS (Continued)
(d)
On September 4, 2018, the Company announced that it had completed a bench-scale metallurgical testwork program to produce quartz, feldspar and mica as by-products of spodumene concentrate from the Project;

(e)	On September 6, 2018, the Company announced Mineral Resource estimates for by-product quartz, feldspar and mica mineral products from the spodumene bearing pegmatite on its Core Property;
(f)
On September 13, 2018, the Company announced the results of an updated Scoping Study for the Project to incorporate the production of by-product quartz, feldspar and mica. The updated Scoping Study demonstrated compelling economics due to attractive capital and operating costs, significant by-product credits, short transportation distances, minimal royalties and low corporate income taxes;

(g)
On January 10, 2019, the Company announced that it had submitted key permit applications for the Project, including a Section 404 Standard Individual Permit application to the US Army Corps of Engineers (“USACE”) and a Section 401 Individual Water Quality Certification to the North Carolina Division of Water Resources (“NCDWR”);

(h)
On January 23, 2019, the Company announced that it had commenced a 25,000-meter Phase 4 drill program, with the aim of significantly expanding on the 13-year project life reported in the Scoping Study released in September 2018;

(i)	On February 1, 2019, the Company announced that it had completed a private placement of 111 million shares at an issue price of A$0.11 per share to raise gross proceeds of A$12.2 million;
(j)	On February 20, 2019, the Company announced that it had increased its land position by 32% to 1,824 acres in the Carolina TSB;
(k)
On April 24, 2019, the Company announced a maiden Mineral Resource estimate for the Company’s Central property, increasing the total Mineral Resources for the Project by 17% to 19.0 million tonnes (“Mt”) at a grade of 1.15% Li2O;

(l)
On June 18, 2019, the Company announced the results from mineralogical analysis on samples of mineralized pegmatites and composite samples from the Project demonstrating that lithium occurs almost exclusively within spodumene in the Project’s ore body; and

(m)
On June 26, 2019, the Company announced an updated Mineral Resource estimate for the Company’s Core property, increasing the total Mineral Resources for the Project by 47% to 27.9 million tonnes (“Mt”) at a grade of 1.11% Li2O.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE
(a)
On July 10, 2019, the Company announced that it had completed an institutional placement of 145 million shares at an issue price of A$0.145 per share to institutional investors to raise gross proceeds of A$21 million;

(b)
On July 17, 2019, the Company announced the results from PFS-level metallurgical test work which demonstrated high quality spodumene concentrate product with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities from composite samples using a combination of DMS and flotation technology; and

(c)
On August 7, 2019, the Company announced the results of an enhanced Scoping Study for the Project to incorporate the expanded Mineral Resource update published in June 2019 which extended the Project’s mine life to 25 years.

Other than as outlined above, as at the date of this report there are no other matters or circumstances which have arisen since June 30, 2019 that have significantly affected or may significantly affect:
•	the operations, in financial years subsequent to June 30, 2019, of the Consolidated Entity;
•	the results of those operations, in financial years subsequent to June 30, 2019, of the Consolidated Entity; or
•	the state of affairs, in financial years subsequent to June 30, 2019, of the Consolidated Entity.

DIRECTORS’ INTERESTS
As at the date of this report, the Directors’ interests in the securities of the Company are as follows:
	Shares[1]	Options[2]
Ian Middlemas	21,909,091	-
Keith Phillips	2,160,000[3]	24,000,000
Anastasios Arima	-	11,000,000
Jeff Armstrong	750,000	1,000,000
Jorge Beristain	1,649,000[4]	1,000,000
Levi Mochkin	52,500,000	-

Notes:
[1]	‘Shares’ means fully paid ordinary shares in the capital of the Company.
[2]	‘Options’ means an unlisted option to subscribe for one Share in the capital of the Company.
[3]	Mr Phillips holds 810,000 Shares in the form of American Depositary Shares.
[4]	Mr Beristain holds 1,649,000 Shares in the form of American Depositary Shares.
SHARE OPTIONS AND PERFORMANCE RIGHTS
At the date of this report the following Incentive Options and Performance Rights have been issued over unissued Ordinary Shares of the Company:
•	14,000,000 Incentive Options exercisable at A$0.05 each expiring on December 31, 2019;
•	1,000,000 Incentive Options exercisable at A$0.08 each expiring on December 31, 2019;
•	16,500,000 Incentive Options exercisable at A$0.10 each expiring on December 31, 2019;
•	16,500,000 Incentive Options exercisable at A$0.15 each expiring on December 31, 2019;
•	1,300,000 Incentive Options exercisable at A$0.15 each expiring on June 30, 2020;
•	1,300,000 Incentive Options exercisable at A$0.20 each expiring on June 30, 2020;
•	4,175,000 Incentive Options exercisable at A$0.25 each expiring on June 30, 2020;
•	6,000,000 Incentive Options exercisable at A$0.10 each expiring on July 10, 2020;
•	6,000,000 Incentive Options exercisable at A$0.12 each expiring on January 10, 2021;
•	6,000,000 Incentive Options exercisable at A$0.16 each expiring on July 10, 2021;
•	6,000,000 Incentive Options exercisable at A$0.24 each expiring on July 10, 2022;
•	400,000 Incentive Options exercisable at A$0.22 each expiring on July 31, 2021;
•	400,000 Incentive Options exercisable at A$0.26 each expiring on July 31, 2021;
•	400,000 Incentive Options exercisable at A$0.28 each expiring on July 31, 2021;
•	1,500,000 Incentive options exercisable at A$0.15 each on or before June 30, 2021;
•	1,500,000 Incentive options exercisable at A$0.20 each on or before June 30, 2022;
•	2,875,000 Incentive Options exercisable at A$0.35 each expiring on December 31, 2021; and
•	50,000 Performance Rights subject to various performance conditions to be satisfied prior to 31 December 2020.
During the year ended June 30, 2019 and up to the date of this report, 350,000 ordinary shares have been issued as a result of the conversion of performance rights.
INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS
The Constitution of the Company requires the Company, to the extent permitted by law, to indemnify any person who is or has been a director or officer of the Company or Group for any liability caused as such a director or officer and any legal costs incurred by a director or officer in defending an action for any liability caused as such a director or officer.
During or since the end of the financial year, no amounts have been paid by the Company or Group in relation to the above indemnities. During the financial year, an insurance premium of US$24,044 (2018: US$9,502) was paid by the Group to insure against a liability incurred by a person who is or has been a director or officer of the Company or Group.

Piedmont Lithium Limited ANNUAL REPORT 2019	13

DIRECTORS’ REPORT
(Continued)
REMUNERATION REPORT (AUDITED)
This Remuneration Report, which forms part of the Directors’ Report, sets out information about the remuneration of Key Management Personnel (“KMP”) of the Group.
Details of Key Management Personnel
The KMP of the Group during or since the end of the financial year were as follows:
Directors
Mr Ian Middlemas	Chairman
Mr Keith Phillips	Managing Director, President & Chief Executive Officer
Mr Anastasios Arima	Executive Director
Mr Jeffrey Armstrong	Non-Executive Director (appointed August 1, 2018)
Mr Jorge Beristain	Non-Executive Director
Mr Levi Mochkin	Non-Executive Director
Mr Mark Pearce	Non-Executive Director (resigned August 1, 2018)

Other KMP
Mr Patrick Brindle	Vice President and Project Manager
Mr David Buckley	Vice President and Chief Process Engineer
Mr Lamont Leatherman	Vice President and Chief Geologist
Mr Bruce Czachor	Vice President and General Counsel
Mr Gregory Swan	Company Secretary

Unless otherwise disclosed, the KMP held their position from July 1, 2018 until the date of this report.
Remuneration Policy
The Group’s remuneration policy for its KMP has been developed by the Board taking into account the size of the Group, the size of the management team for the Group, the nature and stage of development of the Group’s current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.
In addition to considering the above general factors, the Board has also placed emphasis on the following specific issues in determining the remuneration policy for KMP:
•	the Group is currently focused on identifying and acquiring suitable resource projects and undertaking exploration, appraisal and development activities;
•	risks associated with small cap resource companies whilst exploring and developing projects; and
•
other than profit which may be generated from asset sales, the Company does not expect to be undertaking profitable operations until sometime after the commencement of commercial production on any of its projects.

Executive Remuneration
The Group’s remuneration policy is to provide a fixed remuneration component and a performance-based component (short term incentive and long-term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.
Fixed Remuneration
Fixed remuneration consists of base salaries, as well as employer 401(k) contributions or contributions to superannuation funds and other non-cash benefits. Non-cash benefits may include provision of motor vehicles, rental allowance, health care benefits, health insurance, and life insurance.
Fixed remuneration is reviewed annually by the Board. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices.

Performance Based Remuneration – Short Term Incentive
Some executives are entitled to an annual cash bonus upon achieving various key performance indicators (“KPI’s”), as set by the Board.  Having regard to the current size, nature and opportunities of the Company, the Board has determined that these KPI’s will include measures such as successful completion of the acquisition of new projects, exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings).  Prior to the end of each financial year, the Board assesses performance against these criteria.
During the 2019 financial year, a total discretionary bonus sum of US$275,000 (2018: US$137,580) was paid to executives after achievement of KPIs set by the Board. For the 2019 financial year, the KPI areas of focus included: (a) completion of successful exploration activities; (b) completion of successful development activities; and (c) completion of successful corporate activities. Specific KPIs are set and weighted individually for each KMP and are designed to drive successful business outcomes. For the 2019 financial year, the CEO’s KPI areas of focus were weighted as follows: (a) 30% weighted to completion of successful exploration activities; (b) 30% weighted to completion of successful development activities; and (c) 40% weighted to completion of successful corporate activities.
Performance Based Remuneration – Long Term Incentive
The Group has a long-term incentive plan (“LTIP”) comprising the grant of Performance Rights and/or Incentive Options to reward KMP and key employees and contractors for long-term performance.
To achieve its corporate objectives, the Group needs to attract, incentivise, and retain its key employees and contractors. The Board believes that grants of Performance Rights and/or Incentive Options to KMP will provide a useful tool to underpin the Group’s employment and engagement strategy.
(i)            Performance Rights
The Group has a Performance Rights Plan (“Plan”) that provides for the issuance of unlisted performance share rights (“Performance Rights”) which, upon satisfaction of the relevant performance conditions attached to the Performance Rights, will result in the issue of an Ordinary Share for each Performance Right. Performance Rights are issued for no consideration and no amount is payable upon conversion thereof.
The Plan enables the Group to: (a) recruit, incentivise and retain KMP and other key employees and contractors needed to achieve the Group’s business objectives; (b) link the reward of key staff with the achievement of strategic goals and the long-term performance of the Group; (c) align the financial interest of participants of the Plan with those of Shareholders; and (d) provide incentives to participants of the Plan to focus on superior performance that creates Shareholder value.
Performance Rights granted under the Plan to eligible participants will be linked to the achievement by the Group of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the Performance Rights to vest.  Upon Performance Rights vesting, Ordinary Shares are automatically issued for no consideration. If a performance condition of a Performance Right is not achieved by the expiry date then the Performance Right will lapse.
During the financial year, nil Performance Rights were granted to KMP. 300,000 Performance Rights held by KMP were converted into ordinary shares during the financial year. 950,000 Performance Rights previously granted to KMP lapsed during the financial year.
(ii)            Incentive Options
The Group has also chosen to grant unlisted incentive options (“Incentive Options”) to some KMP and key employees and contractors as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Group.
The Board’s policy is to grant Incentive Options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the Incentive Options granted to KMP are generally only of benefit if the KMP performs to the level whereby the value of the Group increases sufficiently to warrant exercising the Incentive Options granted.
Other than service-based vesting conditions (if any) and the exercise price required to exercise the Incentive Options, there are no additional performance criteria on the Incentive Options granted to KMP, as given the speculative nature of the Group’s activities and the small management team responsible for its running, it is considered that the performance of the KMP and the performance and value of the Group are closely related.
The Group prohibits executives from entering into arrangements to limit their exposure to Incentive Options granted as part of their remuneration package.
During the financial year, 4,750,000 Incentive Options were granted to KMP. No Incentive Options were exercised by KMP during the financial year. No Incentive Options previously granted to KMP lapsed during the financial year.

Piedmont Lithium Limited ANNUAL REPORT 2019	15

DIRECTORS’ REPORT
(Continued)
REMUNERATION REPORT (AUDITED) (Continued)
Non-Executive Director Remuneration
The Board’s policy is to remunerate Non-Executive Directors at market rates for comparable companies for time, commitment and responsibilities.  Given the current size, nature and risks of the Group, Incentive Options have been used to attract and retain Non-Executive Directors, where deemed appropriate.  The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability.  Independent external advice is sought when required.
The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a General Meeting.  Director’s fees paid to Non-Executive Directors accrue on a daily basis.  Fees for Non-Executive Directors are not linked to the performance of the economic entity.  However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in the Company and Non-Executive Directors may in limited circumstances receive Incentive Options and/or Performance Rights in order to secure their services.
The Company prohibits Non-Executive Directors from entering into arrangements to limit their exposure to Incentive Options granted as part of their remuneration package.
Fees for the Chairman are presently A$36,000 (approximately US$25,247) per annum. Fees for other Non-Executive Directors are presently set at between A$20,000 to A$50,000 (approximately US$14,026 to US$35,065) per annum. These fees cover main board activities only. Non-Executive Directors may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees.
Relationship between Remuneration of KMP and Shareholder Wealth
During the Company’s exploration and development phases of its business, the Board anticipates that the Company will retain earnings (if any) and other cash resources for the exploration and development of its resource projects. Accordingly, the Company does not currently have a policy with respect to the payment of dividends and returns of capital. Therefore, there was no relationship between the Board’s policy for determining, or in relation to, the nature and amount of remuneration of KMP and dividends paid and returns of capital by the Company during the current and previous four financial years.
The Board did not determine, and in relation to, the nature and amount of remuneration of the KMP by reference to changes in the price at which shares in the Company traded between the beginning and end of the current and the previous four financial years. Discretionary annual cash bonuses are based upon achieving various non-financial KPI’s that are not based on share price or earnings, such as the successful acquisition of new projects, exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). However, as noted above, certain KMP are granted Performance Rights and/or Incentive Options which generally will be of greater value to KMP if the value of the Company’s shares increases (subject to vesting conditions being met).
Relationship between Remuneration of KMP and Earnings
As discussed above, the Company is currently undertaking exploration and development activities, and does not expect to be undertaking profitable operations (other than by way of material asset sales, none of which is currently planned) until sometime after the successful commercialisation, production and sales of commodities from one or more of its projects. Accordingly, the Board does not consider earnings during the current and previous four financial years when determining, and in relation to, the nature and amount of remuneration of KMP.
Loans with Key Management Personnel
No loans were provided to or received from KMP during the year ended June 30, 2019 (2018: Nil).

Emoluments of KMP
Details of the nature and amount of each element of the emoluments of each KMP of the Group are as follows:

2019	Short-term benefits			Post- employ- ment benefits US$	Share- based payments US$	Total US$	Perform- ance related %
	Salary & fees US$	Cash bonus US$	Other US$
Directors
Ian Middlemas	25,760	-	-	-	-	25,760	-
Keith Phillips	250,000	100,000	28,675	9,583	240,039	628,297	54%
Anastasios Arima	180,000	50,000	7,117	-	13,202	250,319	25%
Jeffrey Armstrong[1]	27,500	-	-	-	43,649	71,149	61%
Jorge Beristain	40,000	-	-	-	14,107	54,107	26%
Levi Mochkin[2]	121,641	-	-	3,399	-	125,040	-
Mark Pearce[3]	1,193	-	-	113	-	1,306	-
Other KMP
Patrick Brindle	192,500	50,000	35,825	7,408	71,956	357,689	34%
David Buckley	150,000	50,000	27,418	6,208	1,947	235,573	22%
Lamont Leatherman	187,500	-	-	-	22,004	209,504	11%
Bruce Czachor	100,000	25,000	23,116	3,833	9,224	161,173	21%
Gregory Swan[4]	-	-	-	-	4,401	4,401	100%
	1,276,094	275,000	122,151	30,544	420,529	2,124,318
Notes:
[1]	Mr Armstrong was appointed effective August 1, 2018.
[2]
During the year Mr Mochkin was paid, or is payable, A$50,000 for directors’ fees and Ledger Holdings Pty Ltd (an entity associated with Mr Mochkin) was paid, or is payable, A$120,000 for additional services provided in respect of business development activities.

[3]	Mr Pearce resigned effective August 1, 2018.
[4]
Mr Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd (‘Apollo’). During the year, Apollo was paid or is payable A$180,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group.

2018	Short-term benefits			Post- employ- ment benefits US$	Share- based payments US$	Total US$	Perform- ance related %
	Salary & fees US$	Cash bonus US$	Other US$
Directors
Ian Middlemas	27,912	-	-	2,652	-	30,564	-
Keith Phillips[1]	245,040	97,580	22,348	-	530,439	895,407	70%
Anastasios Arima	158,791	40,000	4,292	9,185	91,645	303,913	43%
Jeffrey Armstrong[2]	-	-	-	-	-	-	-
Jorge Beristain[3]	6,022	-	-	-	25,808	31,830	81%
Levi Mochkin [4]	93,038	-	-	3,683	-	96,721	-
Robert Behets[5]	19,821	-	-	1,883	-	21,704	-
Mark Pearce[6]	15,507	-	-	1,473	-	16,980	-
Other KMP
Patrick Brindle[7]	87,500	-	10,337	-	77,360	175,197	44%
David Buckley[8]	100,000	-	13,876	-	42,085	155,961	27%
Lamont Leatherman	161,250	-	-	-	129,481	290,731	45%
Bruce Czachor[9]	50,000	-	-	-	30,944	80,944	38%
Gregory Swan[10]	-	-	-	-	29,385	29,385	100%
	964,881	137,580	50,853	18,876	957,147	2,129,337
Notes:
[1]	Mr Phillips was appointed effective July 10, 2017.
[2]	Mr Armstrong was appointed effective August 1, 2018.
[3]	Mr Beristain was appointed effective May 7, 2018.
[4]
During the year Mr Mochkin was paid, or is payable, A$50,000 for directors’ fees and Ledger Holdings Pty Ltd (an entity associated with Mr Mochkin) was paid, or is payable, A$70,000 for additional services provided in respect of business development activities.

[5]	Mr Behets resigned effective May 7, 2018.
[6]	Mr Pearce resigned effective August 1, 2018.
[7]	Mr Brindle was appointed effective January 1, 2018.
[8]	Mr Buckley was appointed effective January 1, 2018.
[9]	Mr Czachor was appointed effective January 1, 2018.
[10]
Mr Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd (‘Apollo’). During the year, Apollo was paid or is payable A$180,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group.

Piedmont Lithium Limited ANNUAL REPORT 2019	17

DIRECTORS’ REPORT
(Continued)
REMUNERATION REPORT (AUDITED) (Continued)
Other Transactions with Key Management Personnel
Apollo Group Pty Ltd (‘Apollo’), a company associated with Mr Mark Pearce, was paid A$180,000 during the 2019 year for the provision of serviced office facilities and administrative, accounting and company secretarial services (2018: A$180,000), based on a monthly retainer of A$15,000 due and payable in advance with no fixed term. The agreement may be terminated by either party for any reason by giving one month’s notice.
Ledger Holdings Pty Ltd (‘Ledger’), a company associated with Mr Levi Mochkin, was paid or is payable A$120,000 during the 2019 year for the provision of services in relation to business development activities (2018: A$70,000) (such fees have been included in Mr Mochkin’s remuneration as disclosed above). Ledger receives a monthly retainer of A$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.
Options and Performance Rights Granted to Key Management Personnel
Details of Incentive Options and Performance Rights granted, exercised or lapsed for each KMP of the Group during the 2019 financial year are as follows:
2019	No. of options & rights granted during year	No. of options & rights vested during year	No. of options & rights lapsed during year	Value of options & rights granted during year[1] US$	Value of options & rights exercised during year[2] US$	Value of options & rights included in remuneration for year US$
Directors
Keith Phillips	-	12,000,000	-	-	-	240,039
Anastasios Arima	-	6,000,000	-	-	-	13,202
Jeffrey Armstrong	1,000,000	1,000,000	-	43,649	-	43,649
Jorge Beristain	-	500,000	-	-	-	14,107
Levi Mochkin	-	-	(500,000)	-	-	-
Mark Pearce	-	-	(300,000)	-	-	-
Other KMP
Patrick Brindle	3,750,000	2,250,000	-	178,710	-	71,956
David Buckley	-	300,000	-	-	40,787	1,947
Lamont Leatherman	-	10,000,000	-	-	-	22,004
Bruce Czachor	-	300,000	-	-	-	9,224
Gregory Swan	-	-	(150,000)	-	-	4,401
Total	4,750,000	32,350,000	(950,000)	222,359	40,787	420,529
Notes:
[1]
Determined at the time of grant per AASB 2, using an exchange rate of US$0.7156=A$1, being the average exchange rate for 2019. For details on the valuation of options and rights, including models and assumptions used, please refer to Note 16 of the financial statements.

[2]	Determined at the time of exercise or conversion at the intrinsic value, using an exchange rate of US$0.7156=A$1, being the average exchange rate for 2019.

Details of Incentive Options and Performance Rights granted by the Company to each KMP of the Group during the financial year are as follows:
2019	Options or rights	Grant date	Expiry date	Vesting date	Exercise price A$	Grant date fair value[1] A$	Number granted
Directors
Mr Jeffrey Armstrong	Options	01-Aug-18	30-Jun-20	01-Aug-18	$0.25	$0.064	500,000
	Options	01-Aug-18	31-Dec-20	01-Aug-18	$0.35	$0.058	500,000
Other KMP
Patrick Brindle	Options	13-Jul-18	30-Jun-20	13-Jul-18	$0.25	$0.063	375,000
	Options	13-Jul-18	31-Dec-20	31-Dec-18	$0.35	$0.059	375,000
	Options	7-May-19	30-Jun-21	7-May-20	$0.15	$0.068	1,500,000
	Options	7-May-19	30-Jun-22	7-May-21	$0.20	$0.068	1,500,000
Notes:
[1]	For details on the valuation of Incentive Options and Performance Rights, including models and assumptions used, please refer to Note 16 of the financial statements.

Option and Performance Right holdings of Key Management Personnel

2019	Held at July 1, 2018	Granted as remuneration	Options & rights exercised	Options & rights lapsed	Held at June 30, 2019	Vested and exercisable at June 30, 2019
Directors
Ian Middlemas	-	-	-	-	-	-
Keith Phillips	24,000,000	-	-	-	24,000,000	12,000,000
Anastasios Arima	11,000,000	-	-	-	11,000,000	11,000,000
Jeffrey Armstrong	-[1]	1,000,000	-	-	1,000,000	1,000,000
Jorge Beristain	1,000,000	-	-	-	1,000,000	1,000,000
Levi Mochkin	500,000	-	-	(500,000)	-	-
Mark Pearce	300,000	-	-	(300,000)	-[2]	-[2]
Other KMP
Lamont Leatherman	15,000,000	-	-	-	15,000,000	15,000,000
Patrick Brindle	1,500,000	3,750,000	-	-	5,250,000	2,250,000
David Buckley	300,000	-	(300,000)	-	-	-
Bruce Czachor	600,000	-	-	-	600,000	600,000
Gregory Swan	3,650,000	-	-	(150,000)	3,500,000	3,500,000
	57,850,000	4,750,000	(300,000)	(950,000)	61,350,000	46,350,000
Notes:
[1]	As at date of appointment.
[2]	As at date of resignation.
Shareholdings of Key Management Personnel
2019	Held at July 1, 2018	Purchases	Sales	Net Change Other	Held at June 30, 2019
Directors
Ian Middlemas	20,000,000	1,909,091	-	-	21,909,091
Keith Phillips	850,000	1,310,000	-	-	2,160,000[3]
Anastasios Arima	-	-	-	-	-
Jeffrey Armstrong	-[1]	750,000	-	-	750,000
Jorge Beristain	500,000	1,149,000	-	-	1,649,000[4]
Levi Mochkin	52,500,000	-	-	-	52,500,000
Mark Pearce	3,500,000	-	-	-	3,500,000[2]
Other KMP
Lamont Leatherman	-	-	-	-	-
Patrick Brindle	-	-	-	-	-
David Buckley	-	-	-	300,000	300,000
Bruce Czachor	-	-	-	-	-
Gregory Swan	600,000	12,519	-	-	612,519
	77,950,000	5,130,610	-	300,000	83,380,610
Notes:
[1]	As at date of appointment.
[2]	As at date of resignation.
[3]	Mr Phillips holds 810,000 ordinary shares in the form of American Depositary Shares.
[4]	Mr Beristain holds 1,649,000 ordinary shares in the form of American Depositary Shares.

Piedmont Lithium Limited ANNUAL REPORT 2019	19

DIRECTORS’ REPORT
(Continued)
REMUNERATION REPORT (AUDITED) (Continued)
Employment Contracts with KMP
Mr. Phillips, President & CEO, has an employment agreement with the Group which may be terminated for any reason at any time. No amount is payable in the event of termination by the Group for cause. In the event of termination by the Group without cause, Mr. Phillips is entitled to receive a payment equal to 6 months’ salary and continuing benefits for a period of 6 months. Mr. Phillips receives a fixed remuneration component of US$250,000 per annum and a discretionary annual bonus of up to US$100,000 to be paid upon the successful completion of KPIs as determined by the Board.
Mr. Arima, Executive Director, has an employment agreement with the Group which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Arima is entitled to receive a payment equal to 3 months’ salary and continuing benefits for a period of 3 months. Effective from July 1, 2018, Mr. Arima receives a fixed remuneration component of US$180,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.
Mr. Brindle, Vice President and Project Manager, has an employment agreement with the Group which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Brindle is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of 1 month. Effective from January 1, 2019, Mr. Brindle receives a fixed remuneration component of US$210,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.
Mr. Buckley, Vice President and Chief Process Engineer, has an employment agreement with the Group which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Buckley is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of 1 month. Effective from January 1, 2019, Mr. Buckley receives a fixed remuneration component of US$100,000 per annum and a discretionary annual bonus of up to US$25,000 to be paid upon the successful completion of KPIs as determined by the Board.
Mr. Czachor, Vice President and Project Manager, has a part-time employment agreement with the Group which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Czachor is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of 1 month. Mr. Czachor receives a fixed remuneration component of US$100,000 per annum and a discretionary annual bonus of up to US$25,000 to be paid upon the successful completion of KPIs as determined by the Board.
Mr. Leatherman, Vice President and Chief Geologist, has a consulting agreement with the Group which may be terminated by either party at any time for any or no reason upon at least 2 months prior written notice of termination to the other, or payment in lieu thereof. Effective from January 1, 2019, Mr Leatherman receives a fixed remuneration component of US$210,000 per annum.
All Directors have a letter of appointment confirming the terms and conditions of their appointment as Director of the Company.
End of Remuneration Report.

DIRECTORS’ MEETINGS
The number of meetings of directors held during the year and the number of meetings attended by each director were as follows:

	Board Meetings		Audit Committee Meetings
	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Ian Middlemas	2	1	-	-
Keith Phillips	2	2	-	-
Anastasios Arima	2	2	2	2
Jeffrey Armstrong	2	2	2	2
Jorge Beristain	2	2	2	2
Levi Mochkin	2	1	-	-
Mark Pearce	2	2	-	-
NON-AUDIT SERVICES
There were no non-audit services provided by the auditor (or by another person or firm on the auditor’s behalf) during the financial year.
AUDITOR’S INDEPENDENCE DECLARATION
The lead auditor’s independence declaration for the year ended June 30, 2019 has been received and can be found on page 22 of the Directors’ Report.
Signed in accordance with a resolution of the directors.

KEITH PHILLIPS
President & CEO

September 26, 2019

Piedmont Lithium Limited ANNUAL REPORT 2019	21

AUDITOR’S INDEPENDENCE DECLARATION

CONSOLIDATED STATEMENT OF PROFIT OR
LOSS AND OTHER COMPREHENSIVE INCOME
YEAR ENDED JUNE 30, 2019

	Notes	2019	2018
		US$	US$
Continuing operations
Interest income		128,377	132,752
Exploration and evaluation expenses		(7,107,146)	(6,021,506)
Corporate and administrative expenses		(1,711,475)	(1,160,608)
Business development expenses		(928,097)	(1,207,907)
Share based payments	16	(438,375)	(1,172,164)
Foreign stock exchange listing expenses		-	(580,922)
Other income and expenses	2	234,090	52,538
Loss before income tax		(9,822,626)	(9,957,817)
Income tax expense	3	-	-
Loss for the year		(9,822,626)	(9,957,817)
Loss attributable to members of Piedmont Lithium Limited		(9,822,626)	(9,957,817)

Other comprehensive income Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(366,083)	(249,205)
Other comprehensive loss for the year, net of tax		(366,083)	(249,205)
Total comprehensive loss for the year		(10,188,709)	(10,207,022)
Total comprehensive loss attributable to members of Piedmont Lithium Limited		(10,188,709)	(10,207,022)

Basic loss per share (cents per share)	13	(1.58)	(1.91)
Diluted loss per share (cents per share)	13	(1.58)	(1.91)
The above Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

Piedmont Lithium Limited ANNUAL REPORT 2019	23

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AT JUNE 30, 2019

	Notes	2019	2018
		US$	US$
ASSETS
Current Assets
Cash and cash equivalents	5	4,432,150	7,238,489
Trade and other receivables	6	59,679	72,110
Total Current Assets		4,491,829	7,310,599

Non-Current Assets
Exploration and evaluation assets	7	2,265,121	742,017
Property, plant and equipment	8	26,195	3,982
Total Non-Current Assets		2,291,316	745,999
TOTAL ASSETS		6,783,145	8,056,598

LIABILITIES
Current Liabilities
Trade and other payables	9	2,144,071	1,989,084
Total Current Liabilities		2,144,071	1,989,084
TOTAL LIABILITIES		2,144,071	1,989,084

NET ASSETS		4,639,074	6,067,514

EQUITY
Contributed equity	10	48,853,707	40,483,348
Reserves	11	1,990,135	1,966,308
Accumulated losses	12	(46,204,768)	(36,382,142)
TOTAL EQUITY		4,639,074	6,067,514

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN
EQUITY
YEAR ENDED JUNE 30, 2019

	Contributed Equity	Share Based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
	US$	US$	US$	US$	US$

Balance at July 1, 2018	40,483,348	1,897,391	68,917	(36,382,142)	6,067,514
Net loss for the year	-	-	-	(9,822,626)	(9,822,626)
Exchange differences arising on translation of foreign operations	-	-	(366,083)	-	(366,083)
Total comprehensive loss for the year	-	-	(366,083)	(9,822,626)	(10,188,709)
Issue of shares	8,831,759	-	-	-	8,831,759
Conversion of performance rights	48,465	(48,465)	-	-	-
Share issue costs	(509,865)	-	-	-	(509,865)
Share based payments	-	438,375	-	-	438,375
Balance at June 30, 2019	48,853,707	2,287,301	(297,166)	(46,204,768)	4,639,074

Balance at July 1, 2017	28,512,793	861,973	318,122	(26,424,325)	3,268,563
Net loss for the year	-	-	-	(9,957,817)	(9,957,817)
Exchange differences arising on translation of foreign operations	-	-	(249,205)	-	(249,205)
Total comprehensive loss for the year	-	-	(249,205)	(9,957,817)	(10,207,022)
Issue of shares	12,304,000	-	-	-	12,304,000
Exercise of options	324,271	(136,746)	-	-	187,525
Share issue costs	(657,716)	-	-	-	(657,716)
Share based payments	-	1,172,164	-	-	1,172,164
Balance at June 30, 2018	40,483,348	1,897,391	68,917	(36,382,142)	6,067,514
The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Piedmont Lithium Limited ANNUAL REPORT 2019	25

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2019

	Notes	2019	2018
		US$	US$
Operating activities
Payments to suppliers and employees		(9,937,002)	(7,713,845)
Interest received		127,190	131,849
Net cash flows used in operating activities	5	(9,809,812)	(7,581,996)

Investing activities
Purchase of exploration and evaluation assets	7	(1,523,104)	(564,217)
Purchase of property, plant and equipment		(14,407)	(1,346)
Payment of deposits		(15,000)	(36,617)
Net cash flows used in investing activities		(1,552,511)	(602,180)

Financing activities
Proceeds from issue of shares	10(a)	8,831,759	12,491,525
Share issue costs	10(a)	(509,865)	(657,716)
Net cash flows from financing activities		8,321,894	11,833,809

Net (decrease)/increase in cash and cash equivalents		(3,040,429)	3,649,633
Net foreign exchange differences		234,090	52,538
Cash and cash equivalents at beginning of year		7,238,489	3,536,318
Cash and cash equivalents at the end of the year	5	4,432,150	7,238,489
The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2019

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies adopted in preparing the financial report of Piedmont Lithium Limited (“Piedmont” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the year ended June 30, 2019 are stated to assist in a general understanding of the consolidated financial report.
Piedmont is a for profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “PLL” and our American Depositary Shares, or ADRs, each representing 100 of our ordinary shares, are traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “PLL”.  The Bank of New York Mellon, acting as depositary, registers and delivers the ADRs.
The Group’s principal activities are the exploration and development of mineral resource projects.
The financial report of the Group for the year ended June 30, 2019 was authorised for issue in accordance with a resolution of the Directors on September 20, 2019.
(a)	Basis of preparation
The financial report is a general purpose financial report, which has been prepared in accordance with Australian Accounting Standards (“AASBs”) adopted by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001.

The financial statements comprise the consolidated financial statements of the Group. For the purposes of preparing the consolidated financial statements, the Company is a for-profit entity.
The financial report has also been prepared on a historical cost basis, except for other financial assets, which have been measured at fair value. The financial report is presented in United States dollars (US$).
The financial report complies with Australian Accounting Standards and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
Going concern
The financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business.
The Group incurred a loss of US$9,822,626 (2018: US$9,957,817), and experienced net cash outflows from operating and investing activities of US$10,894,145 for the year ended June 30, 2019 (2018: US$8,814,176). Cash and cash equivalents totalled US$4,432,150 as at June 30, 2019 (30 June 2018: US$7,238,489).
As disclosed in Note 22 to the financial statements, on July 10, 2019, the Company announced that it had completed an institutional placement of 145 million shares at an issue price of A$0.145 per share to institutional investors to raise gross proceeds of A$21 million.  As a result, the Directors are of the opinion that the Group will have sufficient funds to meet its obligations as and when they fall due and that the use of the going concern basis is appropriate.
(b)	New standards, interpretations and amendments
In the current year, the Group has adopted all of the new and revised standards, interpretations and amendments that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2018.
New and revised standards and amendments thereof and interpretations effective for the current reporting period that are relevant to the Group include:
•	AASB 9 Financial Instruments, and relevant amending standards;
•	AASB 15 Revenue from Contracts with Customers, and relevant amending standards;
•	AASB 2016-5 Amendments to Australian Accounting Standards – Classification and Measurement of Share-based Payment Transactions; and
•	AASB Interpretation 22 Foreign Currency Transactions and Advance Consideration.

Piedmont Lithium Limited ANNUAL REPORT 2019	27

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2019
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(b)	New standards, interpretations and amendments (Continued)
The adoption of these new and revised standards and amendments has not affected the amounts reported for the current or prior periods.
A discussion on the impact of the adoption of AASB 9 and AASB 15 is included below.
The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
AASB 9 Financial Instruments
AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.
The Group has adopted AASB 9 from July 1, 2018 which has resulted in changes to accounting policies and the analysis for possible adjustments to amounts recognised in the financial statements. In accordance with the transitional provisions in AASB 9, the reclassifications and adjustments are not reflected in the balance sheet as at June 30, 2018 but recognised in the opening balance sheet as at July 1, 2018. The Group made an assessment of the impact of the new impairment model introduced by AASB 9 noting no material impact.
Classification and Measurement
On July 1, 2018, the Group has assessed financial instruments held by the Group and has classified them into the appropriate AASB 9 categories. The main effects resulting from this reclassification are shown in the table below.
On adoption of AASB 9, the Group classified financial assets and liabilities measured at either amortised cost or fair value, depending on the business model for those assets and on the asset’s contractual cash flow characteristics. There were no changes in the measurement of the Group’s financial instruments.
There was no impact on the statement of profit or loss or other comprehensive income or the statement of changes in equity on adoption of AASB 9 in relation to classification and measurement of financial assets and liabilities.
The following table summarises the impact on the classification and measurement of the Group’s financial instruments at July 1, 2018:
Presented in statement of financial position	AASB 139	AASB 9	Reported $	Restated $
Cash and cash equivalents	Loans and receivables	Amortised cost	No change	No material impact
Trade and other receivables	Loans and receivables	Amortised cost	No change	No material impact
Trade and other payables	Amortised cost	Amortised cost	No change	No material impact
The Group does not currently engage in any hedging activities and accordingly any changes to hedge accounting rules under AASB 9 do not impact on the Group.
Impairment
AASB 9 introduces a new expected credit loss (“ECL”) impairment model that requires the Group to adopt an ECL position across the Group’s trade and other receivables from July 1, 2018. The loss allowances are based on the assumptions about risk of default and expected loss rates as opposed to the previously applied incurred loss model. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period. The Group has assessed that the risk of default is minimal for trade receivables, and therefore the loss allowance is immaterial. As such, no allowance for expected credit losses has been recognised against these receivables at June 30, 2019.
AASB 15 Revenue from Contracts with Customers
The adoption of AASB 15 has not had an impact on the Group’s financial statements. During the year, the Group generated no revenue from sale of goods or rendering of services.

(c)	Issued standards and interpretations not early adopted
Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the reporting period ended June 30, 2019. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group’s financial statements:
Standard/Interpretation	Application Date of Standard	Application Date for Company
AASB 16 Leases	January 1, 2019	July 1, 2019
Interpretation 23 Uncertainty over Income Tax Treatments	January 1, 2019	July 1, 2019
AASB 2018-1 Amendments – Annual Improvements 2015-2017 Cycle	January 1, 2019	July 1, 2019
AASB 16 Leases
AASB 16 was issued in February 2016 and is mandatorily effective for financial years commending on or after 1 January 2019. The adoption of AASB 16 will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases (for lessees) is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The exceptions are short-term and low-value leases.
The Group has reviewed the Group’s leasing arrangements in light of the new lease accounting rules in AASB 16. The standard will affect primarily the accounting for the Group’s operating leases where the Group is the lessee in the lease arrangement. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption.
As at the reporting date, the Group has non-cancellable operating lease commitments of approximately US$135,000 (refer Note 21). Of these commitments, approximately US$26,000 relate to short-term and low value leases which will both continue to be recognised on a straight-line basis as an expense in profit or loss.
For the remaining operating lease commitments, the Group expects, on 1 July 2019, to recognise right-of-use assets of approximately US$109,000 with a corresponding lease liability of approximately US$109,000.
(d)	Principles of Consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at June 30, 2019 and June 30, 2018, and the results of all subsidiaries for the years then ended.
Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power.
Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.
The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.
Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.
Intercompany transactions and balances, income and expenses and profits and losses between Group companies, are eliminated. Investments in subsidiaries are accounted for at cost in the Statement of Financial Position of the Company.

Piedmont Lithium Limited ANNUAL REPORT 2019	29

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2019
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(e)	Foreign Currencies
(i)	Functional and presentation currency
The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates.  The Company’s functional currency is Australian dollars. The consolidated financial statements are presented in United States dollars which is the Company’s presentation currency.
(ii)	Transactions and balances
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction.  Foreign currency monetary items are translated at the year-end exchange rate.  Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.  Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.
Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.
Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.
(iii)	Group companies
The financial results and position of foreign operations whose functional currency is different from the group’s presentation currency are translated as follows:
•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
•	income and expenses are translated at average exchange rates for the period; and
•	retained earnings are translated at the exchange rates prevailing at the date of the transaction.
Exchange differences arising on translation of foreign operations are transferred directly to the group’s foreign currency translation reserve in equity.  These differences are recognised in profit or loss in the period in which the operation is disposed.
(f)	Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts.
(g)	Trade and Other Receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for expected credit losses.
If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are generally due for settlement within 30 days and therefore are all classified as current.
As the majority of receivables are short term in nature, their carrying amount is assumed to be the same as their fair value.

(h)	Property, Plant and Equipment
(i)	Cost and valuation
All classes of property, plant and equipment are measured at cost.
(ii)	Depreciation
Depreciation is provided on a straight-line basis on all property, plant and equipment.
	2019	2018
Major depreciation periods are:
Plant and equipment:	5 years	5 years
(i)	Exploration and Development Expenditure
Expenditure on exploration and evaluation is accounted for in accordance with the ‘area of interest’ method and with AASB 6 Exploration for and Evaluation of Mineral Resources, which is the Australian equivalent of IFRS 6.
Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.
For each area of interest, expenditure incurred in the acquisition of rights to explore is capitalised and recognised as an exploration and evaluation asset. This includes option payments made to landowners under the Group’s option agreements with local landowners which are considered part of the acquisition costs. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:
(i)	the rights to tenure of the area of interest are current; and
(ii)	at least one of the following conditions is also met:

•	the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and
•
exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

All other exploration and evaluation expenditures are expensed as incurred.
Once the technical feasibility and commercial viability of a program or project has been demonstrated with a bankable feasibility study, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is reclassified as a “mine development property” and future expenditures incurred in the development of that area of interest is accounted for in accordance with the Group’s policy for Property, Plant & Equipment, as described in Note 1(h).
Impairment
Capitalised exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalised exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.
Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortised over the life of the reserves associated with the area of interest once mining operations have commenced. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Piedmont Lithium Limited ANNUAL REPORT 2019	31

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2019
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(j)	Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.
They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.
The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.
(k)	Provisions
Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.
(l)	Interest income
Interest income is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.
(m)	Income Tax
The income tax expense for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.
Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction.  The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.  An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability.  No deferred tax asset or liability is recognised in relation to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.
Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.
Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against tax liabilities and the deferred tax liabilities relate to the same taxable entity and the same taxation authority.
(n)	Employee Entitlements
Provision is made for the Group’s liability for employee benefits arising from services rendered by employees to balance date.  Employee benefits that are expected to be settled wholly within 12 months have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.  Employee benefits payable later than 12 months have been measured at the present value of the estimated future cash outflows to be made for those benefits.

(o)	Earnings per Share
Basic earnings per share (“EPS”) is calculated by dividing the net profit attributable to members of the Company for the reporting period, after excluding any costs of servicing equity, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.
Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential Ordinary Shares and the effect on revenues and expenses of conversion to Ordinary Shares associated with dilutive potential Ordinary Shares, by the weighted average number of Ordinary Shares and dilutive Ordinary Shares adjusted for any bonus issue.
(p)	Goods and Services Tax
Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office.  In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.  Receivables and payables in the Statement of Financial Position are shown inclusive of GST.
Cash flows are presented in the Statement of Cash Flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.
(q)	Use and Revision of Accounting Estimates, Judgements and Assumptions
The preparation of the financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following note:
•	Recognition of tax losses (Note 3);
•	Impairment of exploration and evaluation expenditures (Note 7); and
•	Share-based payments (Note 16).
(r)	Operating Segments
An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors.
Operating segments have been identified based on the information provided to the chief operating decision makers, being the board of directors.
The group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:
•	Nature of the products and services,
•	Nature of the production processes,
•	Type or class of customer for the products and services,
•	Methods used to distribute the products or provide the services, and if applicable,
•	Nature of the regulatory environment.

Piedmont Lithium Limited ANNUAL REPORT 2019	33

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2019
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(r)	Operating Segments (Continued)
Operating segments that meet the quantitative criteria as prescribed by AASB 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.
Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.
(s)	Impairment of Assets
The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value.  In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.
In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If that is the case the carrying amount of the asset is increased to its recoverable amount.  That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.
(t)	Fair Value Estimation
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities classified as fair value through other comprehensive income) is based on quoted market prices at the reporting date.  The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.
The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date.  Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held.  Other techniques, such as discounted cash flows, are used to determine fair value for the remaining financial instruments.  The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows.  The fair value of forward exchange contracts is determined using forward exchange market rates at the reporting date.
The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values.  The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(u)	Issued and Unissued Capital
Ordinary Shares and Performance Shares are classified as equity.  Issued and paid up capital is recognised at the fair value of the consideration received by the Company.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
(v)	Dividends
Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.
(w)	Share-Based Payments
Equity-settled share-based payments are provided to officers, employees, consultants and other advisors.  These share-based payments are measured at the fair value of the equity instrument at the grant date.  Fair value is determined using the Black Scholes option pricing model.
The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest.  At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest.  The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the share-based payments reserve.
Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where ordinary shares are issued, the transaction is recorded at fair value based on the quoted price of the ordinary shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

Piedmont Lithium Limited ANNUAL REPORT 2019	35

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2019
(Continued)

2.	OTHER INCOME AND EXPENSES

		2019	2018
		US$	US$
Other income
Net foreign exchange gain		234,090	52,538
		234,090	52,538

Depreciation, amortisation and impairment
Included in corporate and administrative expenses:
Depreciation of plant and equipment	8	(8,812)	(1,259)
		(8,812)	(1,259)

Employee benefits expense (including KMP)
Included in exploration and evaluation expenses:
Wages, salaries and fees		(1,282,050)	(1,407,045)
Defined contribution plans		(38,336)	(18,876)
Other employee benefits		(159,030)	(66,735)
Included in corporate and administrative expenses:
Wages, salaries and fees		(615,230)	(242,249)
Defined contribution plans		(13,096)	-
Included in share-based payments:
Share based payments	16	(438,375)	(1,172,164)
		(2,546,117)	(2,907,069)

3.	INCOME TAX
	2019	2018
	US$	US$
Recognised in profit or loss
Current income tax:
Current income tax benefit in respect of the current year	-	-
Deferred income tax:
Origination and reversal of temporary differences	-	-
Income tax expense reported in profit or loss	-	-

Reconciliation between tax expense and accounting loss before income tax
Accounting loss before income tax	(9,822,626)	(9,957,817)
At the Australian income tax rate of 30% (2018: 27.5%)	(2,946,788)	(2,738,400)
Expenditure not allowable for income tax purposes	435,641	612,788
Income not assessable for income tax purposes	(70,227)	(14,448)
Effect of different income tax rate in the United States	1,774,721	(551,859)
Effect of change in income tax rate in Australia	(233,013)	-
Exchange differences on translation of foreign operations	142,627	105,045
Adjustments in respect of deferred income tax of previous years	(159,852)	(56,213)
Effect of deferred tax assets not brought to account	1,056,891	2,643,087
Income tax expense reported in profit or loss	-	-

Deferred Tax Assets and Liabilities
Deferred Tax Liabilities:
Accrued interest	3,856	3,292
Deferred tax assets used to offset deferred tax liabilities	(3,856)	(3,292)
	-	-
Deferred Tax Assets:
Accrued expenditures	35,587	25,160
Exploration and evaluation expenditure- capital allowances (1)	2,649,626	-
Tax losses available to offset against future taxable income	3,902,255	5,504,853
Deferred tax assets used to offset deferred tax liabilities	(3,856)	(3,292)
Deferred tax assets not brought to account (2)	(6,583,612)	(5,526,721)
	-	-

Notes:
(1)
For U.S. income tax purposes, exploration costs are generally capitalised and then amortized for tax purposes unless an election is made to deduct the exploration costs as incurred. On finalisation of its U.S. tax return, the Group did not make such an election for the year ended June 30, 2018, and consequently exploration costs have been treated as capitalised for tax purposes, with deductions available in future periods. This election has no impact on the total deferred tax assets available to the Group at either June 30, 2019 or June 30, 2018.

(2)
The benefit of deferred tax assets not brought to account will only be brought to account if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realising the benefit.

4.	DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES
No dividends have been paid or proposed for the year ended June 30, 2019 (2018: Nil).

Piedmont Lithium Limited ANNUAL REPORT 2019	37

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2019
(Continued)
5.	CASH AND CASH EQUIVALENTS
	2019	2018
	US$	US$
Cash at bank and on hand	2,224,380	2,714,776
Short term deposits	2,207,770	4,523,713
	4,432,150	7,238,489

Reconciliation of loss before income tax to net cash flows from operations
Loss for the year	(9,822,626)	(9,957,817)
Adjustment for non-cash income and expense items
Depreciation and impairment	8,812	1,259
Share-based payments expense	438,375	1,172,164
Net foreign exchange (gain)/loss	(234,090)	(52,538)
Change in assets and liabilities
(Increase)/decrease in trade and other receivables	10,814	(1,516)
Increase in trade and other payables	154,987	1,505,657
Exchange differences arising on translation of foreign operations	(366,084)	(249,205)
Net cash outflow from operating activities	(9,809,812)	(7,581,996)
6.	TRADE AND OTHER RECEIVABLES
	2019	2018
	US$	US$
Accrued interest receivable	12,599	11,411
Deposits	35,000	36,617
GST receivable	12,080	24,082
	59,679	72,110

7.	EXPLORATION AND EVALUATION ASSETS

	2019	2018
	US$	US$
Piedmont Lithium Project [1]	2,265,121	742,017
Carrying amount at June 30 [3]	2,265,121	742,017

Reconciliation
Carrying amount at July 1	742,017	177,800
Additions [2]	1,523,104	564,217
Carrying amount at June 30 [3]	2,265,121	742,017

Notes:
[1]
As at June 30, 2019, the Company owns or has entered into exclusive option agreements or land acquisition agreements with local landowners, which upon exercise, allow the Company to purchase (or in some cases long-term lease) approximately 2,207 acres of surface property and the associated mineral rights from the private landowners.

[2]
During the year ended June 30, 2019, the Group made land acquisition payments and land option payments totalling US$1,523,104 (2018: US$564,217) to landowners which have been treated as acquisition costs and capitalised as ‘exploration and evaluation assets’. No liability has been recorded for the consideration payable to landowners if the Group chooses to exercise the options (refer to Note 20 for further details of contingent liabilities).

[3]	The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

8.	PROPERTY, PLANT AND EQUIPMENT

	2019	2018
	US$	US$
Plant and equipment
At cost	36,426	5,401
Accumulated depreciation and impairment	(10,231)	(1,419)
Carrying amount at June 30	26,195	3,982

Reconciliation
Carrying amount at July 1	3,982	3,895
Additions	31,025	1,346
Depreciation	(8,812)	(1,259)
Carrying amount at June 30	26,195	3,982

9.	TRADE AND OTHER PAYABLES

	2019	2018
	US$	US$
Trade creditors	1,434,439	1,901,870
Accrued expenses	709,632	87,214
	2,144,071	1,989,084

10.	CONTRIBUTED EQUITY

		2019	2018
	Note	US$	US$
Issued capital
670,380,352 fully paid ordinary shares (2018: 559,030,352)	10(a)	48,853,707	40,483,348
(a)	Movements in issued capital during the past two years
Date	Details	Number of Ordinary Shares	Issue Price	US$
1 Jul 2018	Opening balance	559,030,352		40,483,348
31 Jul 2018	Conversion of performance rights	200,000	-	27,828
7-13 Dec 2018	Share placement	107,590,909	A$0.11	8,560,221
1 Feb 2019	Share placement	3,409,091	A$0.11	271,538
1 Feb 2019	Conversion of performance rights	150,000	-	20,637
	Share issue costs	-	-	(509,865)
30 Jun 2019	Closing balance	670,380,352		48,853,707

1 Jul 2017	Opening balance	454,030,352	-	28,512,793
3 Nov 2017	Share placement	100,000,000	A$0.16	12,304,000
30 May 2018	Exercise of incentive options	5,000,000	A$0.05	187,525
30 May 2018	Transfer from share-based payment reserve	-	-	136,746
	Share issue costs	-	-	(657,716)
30 Jun 2018	Closing balance	559,030,352		40,483,348

Piedmont Lithium Limited ANNUAL REPORT 2019	39

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2019
(Continued)

10.	CONTRIBUTED EQUITY (Continued)
(b)	Rights attaching to ordinary shares
The rights attaching to fully paid ordinary shares (“Shares”) arise from a combination of the Company’s Constitution, statute and general law. Shares issued following the exercise of Options or conversion of Performance Rights in accordance with notes 11(c) and 11(d) will rank equally in all respects with the Company’s existing Shares.
(i)	Shares
The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the directors, subject to the Corporations Act 2001, ASX Listing Rules and any rights attached to any special class of shares.
(ii)	Meetings of Members
Directors may call a meeting of members whenever they think fit.  Members may call a meeting as provided by the Corporations Act 2001.  The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting.  A meeting may be held in two or more places linked together by audio-visual communication devices.  A quorum for a meeting of members is 2 shareholders. The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.
(iii)	Voting
Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting.  Resolutions of members will be decided by a show of hands unless a poll is demanded.  On a show of hands each eligible voter present has one vote.  However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.
(iv)	Changes to the Constitution
The Company’s Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company.  At least 28 days’ written notice specifying the intention to propose the resolution as a special resolution must be given.
(v)	Listing Rules
Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules.  The Company’s Constitution will be deemed to comply with the Listing Rules as amended from time to time.

11.	RESERVES

		2019	2018
	Note	US$	US$
Share-based payments reserve	11(b)	2,287,301	1,897,391
Foreign currency translation reserve	11(e)	(297,166)	68,917
		1,990,135	1,966,308
(a)	Nature and purpose of reserves
(i)	Share-based payments reserve
The share-based payments reserve is used to record the fair value of Incentive Options and Performance Rights issued by the Group.
(ii)	Foreign currency translation reserve

Exchange differences arising on translation of entities whose functional currency is different to the Group’s presentation currency are taken to the foreign currency translation reserve, as described in Note 1(e).

(b)	Movements in share-based payments reserve during the past two years
Date	Details	Number of Incentive Options	Number of Performance Rights	US$
1 Jul 2018	Opening balance	79,700,000	1,500,000	1,897,391
Various	Grant of incentive securities (1), (2)	4,950,000	-	-
31 Jul 2018	Conversion of performance rights	-	(200,000)	(27,828)
31 Dec 2018	Expiry of performance rights	-	(1,100,000)	-
1 Feb 2019	Conversion of performance rights	-	(150,000)	(20,637)
30 Jun 2019	Share based payment expense	-	-	438,375
30 Jun 2019	Closing balance (2)	84,700,000	50,000	2,287,301

1 Jul 2017	Opening balance	56,450,000	2,200,000	861,973
Various	Grant of incentive securities (1)	28,250,000	400,000	-
31 Dec 2017	Expiry of performance rights	-	(1,100,000)	-
30 May 2018	Exercise of incentive options	(5,000,000)	-	(136,746)
30 Jun 2018	Share based payment expense	-	-	1,172,164
30 Jun 2018	Closing balance	79,700,000	1,500,000	1,897,391
Notes:
(1)	For details on the valuation of Incentive Options and Performance Rights, including models and assumptions used, please refer to Note 16 of the financial statements.
(2)
The above number of Incentive Options granted during the 2019 year and outstanding at June 30, 2019, do not include 1,200,000 Incentive Options that were issued and allotted during the 2019 year but were not granted at June 30, 2019 on the basis that the proposed employee had not yet commenced rendering services to the Group.

(c)	Terms and conditions of Incentive Options
Incentive Options granted as share-based payments have the following terms and conditions:
•	Each Incentive Option entitles the holder to the right to subscribe for one Share upon the exercise of each Incentive Option;
•	The Incentive Options granted as share based payments at the end of the financial year have the following exercise prices and expiry dates:
o	14,000,000 Incentive Options exercisable at A$0.05 each expiring on December 31, 2019;
o	1,000,000 Incentive Options exercisable at A$0.08 each expiring on December 31, 2019;
o	16,500,000 Incentive Options exercisable at A$0.10 each expiring on December 31, 2019;
o	16,500,000 Incentive Options exercisable at A$0.15 each expiring on December 31, 2019;
o	1,300,000 Incentive Options exercisable at A$0.15 each expiring on June 30, 2020;
o	1,300,000 Incentive Options exercisable at A$0.20 each expiring on June 30, 2020;
o	4,175,000 Incentive Options exercisable at A$0.25 each expiring on June 30, 2020;
o	6,000,000 Incentive Options exercisable at A$0.10 each expiring on July 10, 2020;
o	6,000,000 Incentive Options exercisable at A$0.12 each expiring on January 10, 2021;
o	6,000,000 Incentive Options exercisable at A$0.16 each expiring on July 10, 2021;
o	6,000,000 Incentive Options exercisable at A$0.24 each expiring on July 10, 2022;
o	2,875,000 Incentive Options exercisable at A$0.35 each expiring on December 31, 2020;
o	1,500,000 Incentive Options exercisable at A$0.15 each expiring on June 30, 2021; and
o	1,500,000 Incentive Options exercisable at A$0.20 each expiring on June 30, 2022.
•	The Incentive Options are exercisable at any time prior to the Expiry Date, subject to vesting conditions being satisfied (if applicable);
•	Shares issued on exercise of the Incentive Options rank equally with the then Shares of the Company;
•	Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Incentive Options;
•
If there is any reconstruction of the issued share capital of the Company, the rights of the Incentive Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and

•	No application for quotation of the Incentive Options will be made by the Company.

Piedmont Lithium Limited ANNUAL REPORT 2019	41

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2019
(Continued)

11.	RESERVES (Continued)
(d)	Terms and conditions of Performance Rights
Performance Rights granted as share-based payments have the following terms and conditions:
•	Each Performance Right automatically converts into one Share upon vesting of the Performance Right;
•	Each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest;
•	The Performance Rights outstanding at the end of the financial year have the following performance conditions and expiry dates:
o	50,000 Performance Rights subject to the Pre-Feasibility Study Milestone expiring on December 31, 2020.
•	Shares issued on conversion of the Performance Rights rank equally with the then Shares of the Company;
•	Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the Performance Rights;
•
If there is any reconstruction of the issued share capital of the Company, the rights of the Performance Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;

•	No application for quotation of the Performance Rights will be made by the Company; and
•
Without approval of the Board, Performance Rights may not be transferred, assigned or novated, except, upon death, a participant’s legal personal representative may elect to be registered as the new holder of such Performance Rights and exercise any rights in respect of them.

(e)	Movements in foreign currency translation reserve during the past two years
	2019	2018
	US$	US$
Balance at July 1	68,917	318,122
Exchange differences arising on translation of foreign operations	(366,083)	(249,205)
Balance at June 30	(297,166)	68,917

12.	ACCUMULATED LOSSES

	2019	2018
	US$	US$
Balance at July 1	(36,382,142)	(26,424,325)
Net loss for the year	(9,822,626)	(9,957,817)
Balance at June 30	(46,204,768)	(36,382,142)

13.	EARNINGS PER SHARE
	2019 US$ cents	2018 US$ cents
Basic loss per share	(1.58)	(1.91)
Diluted loss per share	(1.58)	(1.91)

	2019 US$	2018 US$
The following reflects the income and share data used in the calculations of basic earnings per share:
Net loss	(9,822,626)	(9,957,817)
Earnings used in calculating basic and dilutive earnings per share	(9,822,626)	(9,957,817)

	Number of Ordinary Shares 2019	Number of Ordinary Shares 2018
Weighted average number of Ordinary Shares used in calculating basic and dilutive earnings per share	621,391,730	520,222,133
(a)	Non-Dilutive Securities
As at balance date, 85,850,000 Incentive Options and 50,000 Performance Rights, which together represent 85,900,000 potential Ordinary Shares, were considered non-dilutive as they would decrease the loss per share.
(b)	Conversions, Calls, Subscriptions or Issues after June 30, 2019
After year end, in July 2019, the Company issued 145,000,000 Ordinary Shares under an institutional placement at an issue price of A$0.145 per share to raise gross proceeds of A$21 million.
Other than as outlined above, there have been no conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.

Piedmont Lithium Limited ANNUAL REPORT 2019	43

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2019
(Continued)

14.	RELATED PARTIES
(a)	Subsidiaries
	Country of Incorporation	Equity Interest
		2019%	2018%
Piedmont Lithium, Inc.	United States	100	100
Gaston Land Company, LLC	United States	100	100
(b)	Ultimate Parent
Piedmont Lithium Limited is the ultimate parent of the Group.
(c)	Transactions with Key Management Personnel
The aggregate compensation made to Key Management Personnel of the Group is set out below:
	2019 US$	2018 US$
Short-term employee benefits	1,673,245	1,153,314
Post-employment benefits	30,544	18,876
Share-based payments	420,529	957,147
Total compensation	2,124,318	2,129,337
No loans were provided to or received from Key Management Personnel during the year ended June 30, 2019 (2018: Nil).
Further details relating to Key Management Personnel, including remuneration details and equity holdings, are included in the Remuneration Report.
(d)	Other transactions with Related Parties
Apollo Group Pty Ltd (‘Apollo’), a company associated with Mr Mark Pearce, was paid A$180,000 during the 2019 year for the provision of serviced office facilities and administrative, accounting and company secretarial services (2018: A$180,000), based on a monthly retainer of A$15,000 due and payable in advance with no fixed term. The agreement may be terminated by either party for any reason by giving one month’s notice.
Ledger Holdings Pty Ltd (‘Ledger’), a company associated with Mr Levi Mochkin, was paid A$120,000 during the 2019 year for the provision of services in relation to business development activities (2018: A$70,000) (such fees have been included in Mr Mochkin’s remuneration as disclosed above). Ledger receives a monthly retainer of A$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.
Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

15.	PARENT ENTITY DISCLOSURES

		2019	2018
	Notes	US$	US$
(a) Financial Position
Assets
Current Assets		4,187,387	7,205,518
Non-Current Assets		711,858	-
Total Assets		4,899,245	7,205,518

Liabilities
Current Liabilities		260,171	272,600
Total Liabilities		260,171	272,600

Equity
Contributed equity		48,853,707	40,483,348
Reserves		1,990,135	1,655,430
Accumulated losses		(46,204,768)	(35,205,860)
Total Equity		4,639,074	6,932,918

(b) Financial Performance
Loss for the year		(10,998,908)	(8,948,321)
Other comprehensive loss		(366,083)	(560,081)
Total comprehensive loss		(11,364,991)	(9,508,402)
(c)	Other
No guarantees have been entered into by the parent entity in relation to its subsidiaries.
Refer to note 20 for details of contingent assets and liabilities.

Piedmont Lithium Limited ANNUAL REPORT 2019	45

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2019
(Continued)

16.	SHARE-BASED PAYMENTS
(a)	Recognised share-based payment expense
From time to time, the Group provides Incentive Options and Performance Rights to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required.
During the past two years, the following equity-settled share-based payments have been recognised:
	2019 US$	2018 US$
Expense arising from equity-settled share-based payment transactions	438,375	1,172,164
(b)	Summary of Options and Performance Rights granted as share-based payments
The following table illustrates the number and weighted average exercise prices (“WAEP”) of Incentive options and Performance Rights granted as share-based payments at the beginning and end of the financial year:
	2019 Number	2019 WAEP	2018 Number	2018 WAEP
Outstanding at beginning of year	81,200,000	A$0.13	58,650,000	A$0.10
Options granted during the year	4,950,000	A$0.22	28,650,000	A$0.17
Rights lapsed during the year	(1,100,000)	-	(1,100,000)	-
Rights converted during the year	(350,000)	-	(5,000,000)	A$0.05
Outstanding at end of year	84,700,000	A$0.14	81,200,000	A$0.13
Note:
(1)
The above number of Incentive Options granted during the 2019 year and outstanding at June 30, 2019, do not include 1,200,000 Incentive Options that were issued and allotted during the 2019 year but were not granted at June 30, 2019 on the basis that the proposed employee had not yet commenced rendering services to the Group..

The following Incentive Options and Performance Rights were granted as share-based payments during the past two years:
Series	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Fair Value A$
Series 1	Options	6,000,000	10-Jul-17	10-Jul-20	$0.10	$0.0480
Series 2	Options	6,000,000	10-Jul-17	10-Jan-21	$0.12	$0.0470
Series 3	Options	6,000,000	10-Jul-17	10-Jul-21	$0.16	$0.0460
Series 4	Options	6,000,000	10-Jul-17	10-Jul-22	$0.24	$0.0450
Series 5	Options	150,000	13-Oct-17	30-Jun-20	$0.15	$0.1030
Series 6	Options	150,000	13-Oct-17	30-Jun-20	$0.20	$0.0910
Series 7	Options	150,000	13-Oct-17	30-Jun-20	$0.25	$0.0810
Series 8	Options	1,050,000	1-Jan-18	30-Jun-20	$0.25	$0.0910
Series 9	Options	1,050,000	1-Jan-18	31-Dec-20	$0.35	$0.0850
Series 10	Rights	150,000	1-Jan-18	31-Dec-18	$Nil	$0.1900
Series 11	Rights	150,000	1-Jan-18	31-Dec-19	$Nil	$0.1900
Series 12	Options	100,000	26-Feb-18	30-Jun-20	$0.25	$0.0680
Series 13	Options	100,000	26-Feb-18	31-Dec-20	$0.35	$0.0630
Series 14	Options	100,000	12-Mar-18	30-Jun-20	$0.25	$0.0600
Series 15	Options	100,000	12-Mar-18	31-Dec-20	$0.35	$0.0560
Series 16	Options	500,000	7-May-18	30-Jun-20	$0.25	$0.0550
Series 17	Options	500,000	7-May-18	31-Dec-20	$0.35	$0.0510
Series 18	Rights	50,000	29-May-18	31-Dec-18	$Nil	$0.1790
Series 19	Rights	50,000	29-May-18	31-Dec-19	$Nil	$0.1790
Series 20	Options	150,000	15-Jun-18	30-Jun-20	$0.25	$0.0810
Series 21	Options	150,000	15-Jun-18	31-Dec-20	$0.35	$0.0750
Series 22	Options	375,000	13-Jul-18	30-Jun-20	$0.25	$0.0630
Series 23	Options	375,000	13-Jul-18	31-Dec-20	$0.35	$0.0590
Series 24	Options	500,000	1-Aug-18	30-Jun-20	$0.25	$0.0640
Series 25	Options	500,000	1-Aug-18	31-Dec-20	$0.35	$0.0580
Series 26	Options	1,500,000	7-May-19	30-Jun-21	$0.15	$0.0680
Series 27	Options	1,500,000	7-May-19	30-Jun-22	$0.20	$0.0680
Series 28	Options	100,000	1-Oct-18	30-Jun-20	$0.25	$0.0260
Series 29	Options	100,000	1-Oct-18	31-Dec-20	$0.35	$0.0240

(c)	Weighted Average Remaining Contractual Life
At June 30, 2019, the weighted average remaining contractual life of Incentive Options and Performance Rights on issue that had been granted as share-based payments was 1.06 years (2018: 1.96 years).
(d)	Range of Exercise Prices
At June 30, 2019, the range of exercise prices of Incentive Options on issue that had been granted as share-based payments was A$0.05 to A$0.35 (2018: A$0.05 to A$0.35).
(e)	Weighted Average Share Price of Exercised Options
There were no Incentive Options exercised during the year ended 30 June 2019. For Incentive Options exercised during the year ended June 30, 2018, the weighted average share price at the date of exercise was A$0.175.
(f)	Weighted Average Fair Value
The weighted average fair value of Incentive Options and Performance Rights granted as share-based payments by the Group during the year ended June 30, 2019 was A$0.05 (2018: A$0.05).
(g)	Option and Rights Pricing Models
The fair value of Incentive Options granted is estimated as at the date of grant using the Black Scholes option valuation model taking into account the terms and conditions upon which the Incentive Options were granted. The fair value of Performance Rights granted is estimated as at the date of grant based on the underlying share price (being the seven-day volume weighted average share price prior to issuance).
The tables below list the inputs to the valuation model used for share options and performance rights granted by the Group during the last two years:

	2019 Incentive Options	2019 Performance Rights	2018 Incentive Options	2018 Performance Rights
Fair value at grant date (weighted average)	A$0.064	-	A$0.051	A$0.187
Share price at grant date (weighted average)	A$0.16	-	A$0.104	A$0.187
Exercise price (weighted average)	A$0.22	-	A$0.175	-
Expected life of options/rights (weighted average)[1]	2.01 years	-	3.69 years	1.40 years
Risk-free interest rate (weighted average)	1.59%	-	2.11%	-
Expected volatility[2]	78%	-	85.00%	-
Expected dividend yield[3]	-	-	-	-
Notes:
[1]	The expected life is based on the expiry date of the options or rights.
[2]	The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
[3]	The dividend yield reflects the assumption that the current dividend payout will remain unchanged.
17.	AUDITORS’ REMUNERATION
	2019	2018
	US$	US$
Amounts received or due and receivable by Deloitte Touche Tohmatsu for:
• Australian audit or review of the financial report of the entity and any other entity in the Group; and	25,831	25,586
• United States audit or review of financial statements of the entity and any other entity in the Group in accordance with Public Company Accounting Oversight Board (PCAOB) standards as part of the Company’s U.S. listing.	55,277	264,420
	81,108	290,006

Piedmont Lithium Limited ANNUAL REPORT 2019	47

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2019
(Continued)
18.	SEGMENT INFORMATION
AASB 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being mineral exploration in the United States of America.
(a)	Reconciliation of non-current assets by geographical location
	2019	2018
	US$	US$
United States of America	2,291,316	745,999
	2,291,316	745,999

19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
(a)	Overview
The Group’s principal financial instruments comprise receivables, payables, cash, and short-term deposits.  The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.
This note presents information about the Group’s exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital.  Other than as disclosed, there have been no significant changes since the previous financial year to the exposure to or management of these risks.
The Group manages its exposure to key financial risks in accordance with the Group’s financial risk management policy.  Key risks are monitored and reviewed as circumstances change (e.g. acquisition of a new project) and policies are revised as required.  The overall objective of the Group’s financial risk management policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks.  In addition, the Group’s policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains.  As the Group’s operations change, the Directors will review this policy periodically going forward.
The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework.  The Board reviews and agrees policies for managing the Group’s financial risks as summarised below.
(b)	Credit Risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  This arises principally from cash and cash equivalents and trade and other receivables.
There are no significant concentrations of credit risk within the Group.  The carrying amount of the Group’s financial assets represents the maximum credit risk exposure, as represented below:

		2019	2018
	Note	US$	US$
Cash and cash equivalents	5	4,432,150	7,238,489
Trade and other receivables	6	59,679	72,110
		4,491,829	7,310,599
The Group does not have any significant customers and accordingly does not have any significant exposure to impairment losses.

Trade and other receivables comprise primarily deposits, accrued interest revenue and GST refunds due.  Where possible the Group trades only with recognised, creditworthy third parties.  It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.  At June 30, 2019 none (2018: none) of the Group’s receivables are past due. No impairment losses on receivables have been recognised.
With respect to credit risk arising from cash and cash equivalents, the Group’s exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.
(c)	Liquidity Risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.  The Board’s approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due.  At June 30, 2018 and 2019, the Group had sufficient liquid assets to meet its financial obligations.
The contractual maturities of financial liabilities, including estimated interest payments, are provided below.  There are no netting arrangements in respect of financial liabilities.

	≤6 Months US$	6-12 Months US$	1-5 Years US$	≥5 Years US$	Total US$
2019 Group
Financial Liabilities
Trade and other payables	2,144,071	-	-	-	2,144,071
	2,144,071	-	-	-	2,144,071
2018 Group
Financial Liabilities
Trade and other payables	1,989,084	-	-	-	1,989,084
	1,989,084	-	-	-	1,989,084
(d)	Interest Rate Risk
The Group’s exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate.
These financial assets with variable rates expose the Group to cash flow interest rate risk.  All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing.
At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

		2019	2018
	Note	US$	US$
Interest-bearing financial instruments
Cash at bank and on hand	5	2,224,380	2,714,776
Short term deposits	5	2,207,770	4,523,713
		4,432,150	7,238,489
The Group’s cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 2.02% (2018: 1.89%).
The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

Piedmont Lithium Limited ANNUAL REPORT 2019	49

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2019
(Continued)
19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)
(d)	Interest Rate (Continued)
Interest rate sensitivity
A sensitivity of 1% (100 basis points) has been selected as this is considered reasonable given the current level of both short term and long-term interest rates.  A 1% (100 basis points) movement in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below.  This analysis assumes that all other variables, in particular foreign currency rates, remain constant.  The analysis is performed on the same basis for 2018.

	Profit or loss		Equity
	+1% US$	-1% US$	+1% US$	-1% US$
2019
Group
Cash and cash equivalents	44,322	(44,322)	44,322	(44,322)
2018
Group
Cash and cash equivalents	64,857	(64,857)	64,857	(64,857)
(e)	Foreign Currency Risk
Foreign currency risk is the risk that the fair value of future cash outflows of an exposure will fluctuate because of changes in foreign currency exchange rates.
The Group’s exposure to the risk of changes in foreign exchange rate relates primarily to assets and liabilities that are denominated in currencies other than US$. The Group also has transactional currency exposures relating to transactions denominated in currencies other than US$. The currency in which these transactions primarily are denominated is A$.
It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.
At June 30, 2019, the majority of the Group’s cash reserves were denominated in US$, being US$3.4 million.
At the reporting date, the Group’s exposure to financial instruments denominated in foreign currencies was:

A$ denominated financial assets and liabilities	2019 A$ exposure (US$ Equivalent)	2018 A$ exposure (US$ Equivalent)
Financial assets
Cash and cash equivalents	1,028,454	1,971,129
Trade and other receivables	24,679	35,493
Financial liabilities
Trade and other payables	260,171	143,181
Net exposure	792,962	1,863,441

Foreign exchange rate sensitivity
At the reporting date, had the US$ appreciated or depreciated against the A$, as illustrated in the table below, profit or loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Other Comprehensive Income
	10% Increase US$	10% Decrease US$	10% Increase US$	10% Decrease US$
2019
Group	79,296	(79,296)	79,296	(79,296)
2018
Group	186,344	(186,344)	186,344	(186,344)
(f)	Commodity Price Risk
The Group is exposed to commodity price risk.  These commodity prices can be volatile and are influenced by factors beyond the Group’s control.  As the Group is currently engaged in exploration and development activities, no sales of commodities are forecast for the next 12 months, and accordingly, no hedging or derivative transactions have been used to manage commodity price risk.
(g)	Capital Management
The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.  Given the stage of development of the Group, the Board’s objective is to minimise debt and to raise funds as required through the issue of new shares.  The Group is not subject to externally imposed capital requirements.
There were no changes in the Group’s approach to capital management during the year.
(h)	Fair Value
The net fair value of financial assets and financial liabilities approximates their carrying value.  The methods for estimating fair value are outlined in the relevant notes to the financial statements.
20.	CONTINGENT ASSETS AND LIABILITIES
At June 30, 2019, the Group had entered into option agreements and land acquisition agreements with local landowners in North Carolina, United States, in relation to its Piedmont Lithium Project, which upon exercise, allows the Group to purchase (or in some cases long-term lease) 2,207 acres of surface property and the associated mineral rights from the local landowners. Upon exercise of the option agreements, in the case of a purchase, the Group will pay cash consideration approximating the fair market value of the surface property at the time of exercise (excluding the value of any minerals) plus 50%, and in the case of a long-term lease, the Group will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, between US$0.50 to US$2.00 per tonne of ore produced.

Piedmont Lithium Limited ANNUAL REPORT 2019	51

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2019
(Continued)
21.	COMMITMENTS
Management have identified the following material commitments for the consolidated group as at June 30, 2019:
	Payable within 1 year	Payable later than 1 year within 5 years	Total
	US$	US$	US$
2019
Operating lease commitments (a)	64,375	70,509	134,884
	64,375	70,509	134,884
(a)	Operating lease commitments
Operating lease commitments include contracts for leased premises and equipment in the United States.
22.	EVENTS SUBSEQUENT TO BALANCE DATE
(a)
On July 10, 2019, the Company announced that it had completed an institutional placement of 145 million shares at an issue price of A$0.145 per share to institutional investors to raise gross proceeds of A$21 million;

(b)
On July 17, 2019, the Company announced the results from PFS-level metallurgical test work which demonstrated high quality spodumene concentrate product with a grade above 6.0% Li2O, iron oxide below 1.0%, and low impurities from composite samples using a combination of DMS and flotation technology; and

(c)
On August 7, 2019, the Company announced the results of an enhanced Scoping Study for the Project to incorporate the expanded Mineral Resource update published in June 2019 which extended the Project’s mine life to 25 years.

Other than as outlined above, as at the date of this report there are no other matters or circumstances which have arisen since June 30, 2019 that have significantly affected or may significantly affect:
•	the operations, in financial years subsequent to June 30, 2019, of the Consolidated Entity;
•	the results of those operations, in financial years subsequent to June 30, 2019, of the Consolidated Entity; or
•	the state of affairs, in financial years subsequent to June 30, 2019, of the Consolidated Entity

DIRECTORS’ DECLARATION
In accordance with a resolution of the directors of Piedmont Lithium Limited:
1.	In the opinion of the directors:
(a)	the attached financial statements, notes and the additional disclosures included in the directors’ report designated as audited, are in accordance with the Corporations Act 2001, including:
(i)	compliance with accounting standards and Corporations Regulations 2001; and
(ii)	gives a true and fair view of the financial position as at June 30, 2019 and of the performance for the year ended on that date of the Group; and
(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2.	The attached financial statements are in compliance with International Financial Reporting Standards, as stated in note 1 to the financial statements.
3.	The Directors have been given a declaration required by section 295A of the Corporations Act 2001 for the financial year ended June 30, 2019.
On behalf of the Board
KEITH PHILLIPS
President & CEO

September 26, 2019

Piedmont Lithium Limited ANNUAL REPORT 2019	53

INDEPENDENT AUDITOR’S REPORT
TO THE MEMBERS OF PIEDMONT LITHIUM LIMITED

Piedmont Lithium Limited ANNUAL REPORT 2019	55

INDEPENDENT AUDITOR’S REPORT
(Continued)

Piedmont Lithium Limited ANNUAL REPORT 2019	57

MINERAL RESOURCES STATEMENT
Summary of Mineral Resources
The Company’s Mineral Resources as at June 30, 2019 and 2018, reported in accordance with the 2012 Edition of the JORC Code, are as follows:
Piedmont Lithium Project Mineral Resources

Category	Tonnes (Mt)	Li2O		Quartz		Feldspar		Mica
		Grade (%)	Tonnes (t)	Grade (%)	Tonnes (Mt)	Grade (%)	Tonnes (Mt)	Grade (%)	Tonnes (Mt)

As at June 30, 2019
Indicated	13.9	1.16	161,000	30.0	3.75	44.4	5.55	4.5	0.56
Inferred	14.0	1.06	148,000	28.7	3.61	44.4	5.58	4.4	0.56
Total	27.9	1.11	309,000	29.3	7.36	44.4	11.13	4.5	1.12

As at June 30, 2018
Indicated	8.50	1.15	98,000	-	-	-	-	-	-
Inferred	7.70	1.09	84,000	-	-	-	-	-	-
Total	16.19	1.12	182,000	-	-	-	-	-	-
Annual Review of Mineral Resources
During the year, the Company reported: (i) an updated lithium Mineral Resource estimate for the Company’s Core property (refer ASX announcement dated 25 June 2019); (ii) an initial lithium Mineral Resource estimate for the Company’s Central property (refer ASX announcement dated 24 April 2019); (iii) an initial Mineral Resource estimate for by-products quartz, feldspar, and mica for the Company’s Core property (refer ASX announcement dated 6 September 2018); and (iv) an updated Mineral Resource estimate for by-products quartz, feldspar, and mica at the Company’s Core property (refer ASX announcement dated 1 August 2019).  As a result of the annual review of the Company’s Mineral Resources, there has been no change to the Mineral Resources reported for the Piedmont Lithium Project.
Governance of Mineral Resources
The Company engages external consultants and competent persons (as determined pursuant to the JORC Code) to prepare and calculate estimates of its Mineral Resources. Management and the Board review these estimates and underlying assumptions for reasonableness and accuracy. The results of the Mineral Resource estimates are then reported in accordance with the requirements of the JORC Code and other applicable rules (including ASX Listing Rules).
Where material changes occur during the year to a project, including project’s size, title, exploration results or other technical information then previous resource estimates and market disclosures are reviewed for completeness.
The Company reviews its Mineral Resources as at June 30 each year. Where a material change has occurred in the assumptions or data used in previously reported Mineral Resources, then where possible a revised Mineral Resource estimate will be prepared as part of the annual review process. However, there are circumstance where this may not be possible (e.g. an ongoing drilling programme), in which case a revised Mineral Resource Estimate will be prepared and reported as soon as practicable.
Competent Person Statement
The information in this Mineral Resources Statement that relates to Coal Resources is based on, and fairly represents, information and supporting documentation compiled by Mr Leon McGarry, a Competent Person who is a Professional Geoscientist (P.Geo.) and registered member of the ‘Association of Professional Geoscientists of Ontario’ (APGO no. 2348), a ‘Recognized Professional Organization’ (RPO). Mr McGarry is a Senior Resource Geologist and full-time employee at CSA Global Geoscience Canada Ltd. Mr McGarry has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr McGarry approves and consents to the inclusion in the Mineral Resources Statement of the matters based on his information in the form and context in which it appears.

CORPORATE GOVERNANCE
Piedmont Lithium Limited (Piedmont or Company) and the entities it controls believe corporate governance is important for the Company in conducting its business activities.
The Board of Piedmont has adopted a suite of charters and key corporate governance documents which articulate the policies and procedures followed by the Company.
These documents are available in the Corporate Governance section of the Company’s website, www.piedmontlithium.com. These documents are reviewed at least annually to address any changes in governance practices and the law.
The Company’s Corporate Governance Statement 2019, which explains how Piedmont complies with the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations – 3rd Edition’ in relation to the year ended June 30, 2019, is available in the Corporate Governance section of the Company’s website, www.piedmontlithium.com and will be lodged with ASX together with an Appendix 4G at the same time that this Annual Report is lodged with ASX.
In addition to the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations – 3rd Edition’ the Board has taken into account a number of important factors in determining its corporate governance policies and procedures, including the:
•	relatively simple operations of the Company, which currently only undertakes mineral exploration and development activities;
•	cost verses benefit of additional corporate governance requirements or processes;
•	size of the Board;
•	Board’s experience in the resources sector;
•	organisational reporting structure and number of reporting functions, operational divisions and employees;
•	relatively simple financial affairs with limited complexity and quantum;
•	relatively small market capitalisation and economic value of the entity; and
•	direct shareholder feedback.

Piedmont Lithium Limited ANNUAL REPORT 2019	59

ASX ADDITIONAL INFORMATION
The shareholder information set out below was applicable as at 31 August 2019.
1.	TWENTY LARGEST HOLDERS OF LISTED SECURITIES
The names of the twenty largest holders of listed securities are listed below:

Name	No of Ordinary Shares Held	Percentage of Issued Shares
HSBC Custody Nominees (Australia) Limited	161,227,711	19.77
J P Morgan Nominees Australia Pty Limited	134,579,750	16.51
Nasdaq Securities Australia Pty Ltd <Nasdaq Securities Aust A/C>	52,500,000	6.44
Arredo Pty Ltd	21,909,091	2.69
Citicorp Nominees Pty Limited	19,239,386	2.36
BNP Paribas Nominees Pty Ltd <IB Au Noms Retailclient DRP>	15,054,027	1.85
National Nominees Limited	11,955,905	1.47
Mr Gregory John Howe + Ms Tracie Lee Vella <Tag Super Fund A/C>	11,075,000	1.36
Brispot Nominees Pty Ltd <House Head Nominee A/C>	10,070,297	1.24
Annlew Investments Pty Ltd <Annlew Investments PL SF A/C>	10,000,000	1.23
Sapphire Chip Pty Ltd	9,750,003	1.20
Mrs Susan Maree Whiting	9,020,000	1.11
UBS Nominees Pty Ltd	8,023,630	0.98
CS Third Nominees Pty Limited <HSBC Cust Nom Au Ltd 13 A/C>	7,416,868	0.91
Mr John Alexander Duthie	6,500,000	0.80
CS Fourth Nominees Pty Limited <HSBC Cust Nom Au Ltd 11 A/C>	5,840,485	0.72
Mr Nicholas Bruce Thomas	5,788,888	0.71
Torres Investments Pty Ltd	5,440,000	0.67
Morgan Stanley Australia Securities (Nominee) Pty Limited <No 1 Account>	5,000,000	0.61
Firah Creek Pty Ltd <Thompson Super Fund A/C>	4,902,568	0.60
Total Top 20	515,293,609	63.20
Others	300,086,743	36.80
Total Ordinary Shares on Issue	815,380,352	100.00
2.	DISTRIBUTION OF EQUITY SECURITIES

Analysis of numbers of holders by size of holding:

Distribution	Number of Shareholders	Number of Shares
1 – 1,000	202	68,430
1,001 – 5,000	246	766,229
5,001 – 10,000	262	2,208,031
10,001 – 100,000	770	33,448,762
More than 100,000	430	778,888,900
Totals	1,910	815,380,352

There were 370 holders of less than a marketable parcel of ordinary shares.

ASX ADDITIONAL INFORMATION (Continued)
3.	VOTING RIGHTS
See Note 10(b) of the Notes to the Financial Statements.
4.	SUBSTANTIAL SHAREHOLDERS

Substantial Shareholder notices have been received from the following:

Substantial Shareholder	Number of Shares
AustralianSuper Pty Ltd	88,508,830
FIL Limited	74,000,000
Nasdaq Securities Australia Pty Ltd	52,500,000
The Bank of New York Mellon Corporation	42,764,500
5.	ON-MARKET BUY BACK

There is currently no on-market buyback program for any of Piedmont Lithium Limited’s listed securities.
6.	UNQUOTED SECURITIES
The names of the security holders holding 20% or more of an unlisted class of security at 31 August 2019, other than those securities issued or acquired under an employee incentive scheme, are listed below:

Holder	$0.05 Options Expiring 31-Dec-19	$0.08 Options Expiring 31-Dec-19	$0.10 Options Expiring 31-Dec-19	$0.15 Options Expiring 31-Dec-19	$0.10 Options Expiring 10-Jul-20	$0.12 Options Expiring 10-Jan-21	$0.16 Options Expiring 10-Jul-21	$0.24 Options Expiring 10-Jul-22
Mr Keith Phillips	-	-	-	-	6,000,000	6,000,000	6,000,000	6,000,000
Moshos Family Investments Pty Ltd	5,000,000	-	3,000,000	3,000,000	-	-	-	-
Mr Lamont Leatherman	5,000,000	-	5,000,000	5,000,000	-	-	-	-
RK Equity Advisors LLC	-	850,000	2,075,000	2,975,000	-	-	-	-
Others (less than 20%)	4,000,000	150,000	6,425,000	5,525,000	-	-	-	-
Total	14,000,000	1,000,000	16,500,000	16,500,000	6,000,000	6,000,000	6,000,000	6,000,000
Total holders	4	2	8	7	1	1	1	1

Holder	$0.22 Options Expiring 31-Jul-21	$0.26 Options Expiring 31-Jul-21	$0.28 Options Expiring 31-Jul-21	$0.15 Options Expiring 30-Jun-20	$0.20 Options Expiring 30-Jun-20	$0.25 Options Expiring 30-Jun-20	$0.35 Options Expiring 31-Dec-20	$0.15 Options Expiring 30-Jun-21	$0.20 Options Expiring 30-Jun-22
Mr Dominic Allen	400,000	400,000	400,000	-	-	-	-	-	-
Mr Vijay Mehta	-	-	-	400,000	400,000	400,000	-	-	-
Global Lithium LLC	-	-	-	750,000	750,000	750,000	-	-	-
Mr Patrick Brindle	-	-	-	-	-	1,125,000	1,125,000	1,500,000	1,500,000
Others (less than 20%)	-	-	-	150,000	150,000	1,900,000	1,750,000	-	-
Total	400,000	400,000	400,000	1,300,000	1,300,000	4,175,000	2,875,000	1,500,000	1,500,000
Total holders	1	1	1	3	3	11	8	1	1
7.	EXPLORATION INTERESTS

As at 31 August 2019, the Company has entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allow the Company to purchase (or in some cases long-term lease) approximately 2,207 acres of surface property and the associated mineral rights from the private landowners.

Piedmont Lithium Limited ANNUAL REPORT 2019	61

8.	COMPETENT PERSON STATEMENT
The information in this report that relates to Exploration Results, Exploration Targets, Mineral Resources, Metallurgical Testwork Results, Process Design, Process Plant Capital Costs, and Process Plant Operating Costs, Mining Engineering and Mining Schedule was extracted from our ASX announcement dated August 7, 2019 entitled “Updated Scoping Study Extends Project Life and Enhances Exceptional Economics” which is available to view on the Company’s website at www.piedmontlithium.com.
Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.
9.	FORWARD LOOKING STATEMENTS
This report may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this report, to reflect the circumstances or events after the date of that report.
10.	CAUTIONARY NOTE TO UNITED STATES INVESTORS
The information contained in this report has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). However, these terms are not defined in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.